Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ANADIGICS, INC.,

Aloha Holding Company, Inc.

and

Aloha acquisition sub, Inc.

dated as of

NOVEMBER 11, 2015

Page

ARTICLE 1 THE OFFER		2
Section 1.1	The Offer.	2
Section 1.2	Company Actions	4
Section 1.3	Directors	5
ARTICLE 2 THE MERGER		3
Section 2.1	Merger of Purchaser Into the Company	6
Section 2.2	Effect of the Merger	6
Section 2.3	Closing; Effective Time	6
Section 2.4	Merger Without Meeting of Stockholders	6
Section 2.5	Certificate of Incorporation and Bylaws; Directors and Officers	7
Section 2.6	Conversion of Shares	7
Section 2.7	Surrender of Certificates; Stock Transfer Books	8
Section 2.8	Appraisal Rights	10
Section 2.9	Treatment of Company Equity Awards.	10
Section 2.10	Further Action	11
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		11
Section 3.1	Due Incorporation; Subsidiaries, Etc.	12
Section 3.2	Certificate of Incorporation and Bylaws; Minutes	12
Section 3.3	Capitalization, Etc	13
Section 3.4	Authority	15
Section 3.5	Non-Contravention; Consents	15
Section 3.6	SEC Filings; Financial Statements	16
Section 3.7	Absence of Changes	18
Section 3.8	Title to Assets	18
Section 3.9	Real Property; Equipment.	18
Section 3.10	Intellectual Property	20
Section 3.11	Contracts.	22
Section 3.12	Liabilities	25
Section 3.13	Compliance With Legal Requirements	25
Section 3.14	Permits; Regulatory Matters	25

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Exhibit A	Certain Definitions	A-1
Exhibit B	Certificate of Incorporation of the Surviving Corporation	B-1
Exhibit C	Bylaws of the Surviving Corporation	C-1

Annex I	Conditions of the Offer	I-i

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 11, 2015 by and among: (i) ANADIGICS, INC., a Delaware corporation (the “Company”); (ii) ALOHA HOLDING COMPANY, INC., a Delaware corporation (“Parent”); and (iii) ALOHA ACQUISITION SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.     Upon the terms and subject to the conditions set forth in this Agreement, Purchaser has agreed to commence a cash tender offer (as it may be extended, amended and supplemented from time to time as permitted or required under this Agreement, the “Offer”) to acquire all of the issued and outstanding shares of Company Common Stock (“Shares”) for $0.35 per share of Company Common Stock (such amount or any different amount per share paid pursuant to the Offer (to the extent permitted under this Agreement), the “Offer Price”), net to the holder thereof cash, without interest.

B.     Following the consummation of the Offer, upon the terms and subject to the conditions set forth herein, Purchaser will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation (the “Surviving Corporation”), in accordance with the DGCL, whereby each Share, except as otherwise provided herein, will be converted into the right to receive the Offer Price, net to the holder thereof in cash, without interest, upon the terms and subject to the conditions set forth in this Agreement.

C.     The Board of Directors of the Company (the “Company Board”) has unanimously determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company’s stockholders, has unanimously approved this Agreement and the Transactions in accordance with the DGCL, and has unanimously resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

D.     The Board of Directors of Parent has approved and declared advisable this Agreement and the Transactions.

E.     The Board of Directors of Purchaser has determined that this Agreement and the Transactions are advisable, fair to and in the best interests of Purchaser and its sole stockholder, and has approved this Agreement and the Transactions.

F.     The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Article 1

The Offer

Section 1.1     The Offer.

(a)     Provided that this Agreement has not been terminated in accordance with Article 8, as promptly as practicable after the date of this Agreement, but in no event more than ten (10) Business Days after the date of this Agreement, Purchaser will (and Parent will cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b)     Upon the terms and subject to the conditions set forth in this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver by Purchaser of the other conditions set forth in Annex I (collectively, the “Offer Conditions”), Purchaser will (and Parent will cause Purchaser to), as promptly as practicable after the Expiration Date (as it may be extended in accordance with this Section 1.1), consummate the Offer in accordance with its terms and accept for payment and promptly thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer.

(c)     The Offer will be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition, and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company (which the Company may withhold in its sole discretion), Purchaser will not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares subject to the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in any manner that adversely affects holders of Shares, (F) amend or modify the Minimum Condition, or (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement. Parent and Purchaser may waive the Minimum Condition only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The Offer may not be terminated or withdrawn prior to the Expiration Date, unless this Agreement is terminated in accordance with Article 8.

(d)     Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer will expire at 11:59:59 (New York City time) on the date that is the later of (i) twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date on which the Offer is first commenced (within the meaning of Rule 14d-2 under the Exchange Act) and (ii) ten (10) Business Days following the expiration of the Go-Shop Period (such later date, the “Initial Expiration Date”) or, in the event the Offer has been extended beyond the Initial Expiration Date pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended (such Initial Expiration Date, or such later date and time to which the Offer has been extended pursuant to and in accordance with this Agreement, the “Expiration Date”).

(e)     Purchaser will, and Parent will cause Purchaser to, extend the Offer from time to time as follows: (i) if on the applicable Expiration Date, any of the Offer Conditions (including the Minimum Condition) have not been satisfied or, to the extent waivable by Parent or Purchaser pursuant to this Agreement, waived by Parent or Purchaser, then Purchaser will extend the Offer for successive periods of not more than ten (10) Business Days each (as determined by Purchaser), or such other period as may be agreed by Parent and the Company, to permit the satisfaction of such Offer Conditions; and (ii) Purchaser will extend the Offer for the minimum period required by applicable Legal Requirements, interpretation or position of the SEC or its staff or NASDAQ or its staff. Nothing in this Section 1.1(e) will (A) require Purchaser to, and without the Company’s prior written consent Purchaser will not be permitted to, extend the Offer beyond the End Date, or (B) be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to the terms of Section 8.1. Neither Parent nor Purchaser will extend the Offer in any manner other than pursuant to and in accordance with the provisions of this Section 1.1(e) without the prior written consent of the Company.

(f)     The Offer Price will be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price will provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 1.1(f) will be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(g)     Neither Parent nor Purchaser will terminate or withdraw the Offer prior to any applicable Expiration Date unless this Agreement is validly terminated in accordance with the terms hereof. If this Agreement is terminated pursuant to the terms hereof, then Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer, will not acquire any Shares pursuant to the Offer, and will cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(h)     As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser will (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference (A) the Offer to Purchase and form of the related letter of transmittal and summary advertisement, if any, and any other ancillary Offer documents and instruments pursuant to which the Offer will be made, and (B) a notice to the Company’s stockholders informing such stockholders of their rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL, and (ii) cause the Offer to Purchase and related documents to be disseminated to all holders of Shares. Parent and Purchaser agree that they will cause the Schedule TO and all exhibits, amendments or supplements thereto (collectively, the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements. Each of Parent, Purchaser and the Company will promptly correct any information provided by it or any of its Representatives for use in the Offer Documents if and to the extent that such information will have become false or misleading in any material respect, and to supplement the information contained in the Offer Documents to include any information that will become necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and Parent further will use all reasonable efforts to promptly cause the Offer Documents as so corrected or supplemented to be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company will promptly furnish or otherwise make available in writing to Parent and Purchaser or Parent’s legal counsel all information concerning the Acquired Companies and the Company’s stockholders that is required or is reasonably requested by Parent to be included in the Offer Documents. The Company and its counsel will be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Purchaser will respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(i)     Parent will cause to be provided to Purchaser on a timely basis all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and will cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

Section 1.2     Company Actions.

(a)     The Company hereby approves and consents to the Offer and represents and warrants that the Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable this Agreement and the Transactions in accordance with the requirements of the DGCL, (iii) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer (such recommendation, the “Company Board Recommendation”), and (iv) adopted a resolution having the effect of causing the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) not to apply to the execution, delivery or performance of this Agreement and the consummation of the Offer, the Merger and the other Transactions. Subject to Section 5.3, the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents.

(b)     As promptly as practicable on the day that the Offer is commenced, the Company will, following the filing of the Schedule TO, file with the SEC and disseminate to all holders of Shares, in each case as and to the extent required by applicable Legal Requirements, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.3, will reflect the Company Board Recommendation. The Schedule 14D-9 will include as an exhibit an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements. Each of Parent, Purchaser and the Company will respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it or its Representatives for use in the Schedule 14D-9 if and to the extent that such information will have become false or misleading in any material respect or as otherwise required by applicable Legal Requirements and to supplement the information contained in the Schedule 14D-9 to include any information that will become necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company further will use all reasonable efforts to cause the Schedule 14D-9 as so corrected or supplemented to promptly be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Parent and Purchaser will promptly furnish or otherwise make available in writing to the Company or the Company’s legal counsel all information concerning Parent and Purchaser that is required or may reasonably be requested by the Company to be included in the Schedule 14D-9. Parent and its counsel will be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC. The Company will provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company will respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(c)     In connection with the Offer, the Company will, or will cause its transfer agent to, promptly (and in any event not later than five (5) Business Days after the date hereof) furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, and will provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent or its Representatives may reasonably request. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their agents will hold in confidence the information contained in any such labels, listings and files and will use such information only in connection with the Offer and the Merger and, if this Agreement will be terminated, will, upon request, deliver, and will use their respective reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

(d)     The Company will register (and will instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

Section 1.3     Directors. To the extent requested by Parent in writing, each director of any Acquired Company immediately prior to the Effective Time will execute and deliver a letter effectuating such Person’s resignation as a member of the Company Board or any similar governing body of an Acquired Company to be effective as of the Effective Time.

Article 2

The Merger

Section 2.1     Merger of Purchaser Into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will thereupon cease. The Company will be the surviving corporation in the Merger, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger, except as set forth in this Article 2.

Section 2.2     Effect of the Merger. The Merger will have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

Section 2.3     Closing; Effective Time. The closing of the Merger (the “Closing”) will take place at the offices of Perkins Coie LLP, 1900 16th Street, Suite 1400, Denver, Colorado, 80202 at 10:00 a.m. (New York City time), or at such other place, date and time as the parties hereto may agree in writing, as promptly as practicable following the consummation of the Offer, but in any event no later than the second (2nd) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) (the date on which the Closing occurs, the “Closing Date”). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL will be duly executed by the Company and Parent, Purchaser and the Company will cause such certificate to be delivered to the Secretary of State of the State of Delaware for filing immediately following the Offer Acceptance Time and concurrently with the Closing. The Merger will become effective on the Closing Date upon the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later time on the Closing Date as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such time on the Closing Date, the “Effective Time”). From and after the Effective Time, the Surviving Corporation will possess all the properties, rights, powers, privileges, franchises and be subject to all of the debts, obligations, liabilities, restrictions and disabilities of the Company and Purchaser, all as provided in the DGCL.

Section 2.4     Merger Without Meeting of Stockholders. The Merger will be governed by Section 251(h) of the DGCL. The parties hereto will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 2.5     Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a)     by virtue of the Merger, the Certificate of Incorporation of the Surviving Corporation will be amended and restated in its entirety to read as set forth in Exhibit B and, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements;

(b)     the Bylaws of the Surviving Corporation will be amended and restated as of the Effective Time to read as set forth in Exhibit C and, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended and provided therein or by applicable Legal Requirements; and

(c)     the directors and officers of the Surviving Corporation from and after the Effective Time will be the respective individuals who are designated as directors and officers of Purchaser immediately prior to the Effective Time, until their respective death, permanent disability, resignation or removal or until their respective successors are duly elected and qualified.

Section 2.6     Conversion of Shares.

(a)     At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i)     any Shares then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor;

(ii)     any Shares then held by Parent, Purchaser or any other wholly owned Subsidiary of Parent will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor;

(iii)     except as provided in clauses (i) and (ii) above and subject to Section 2.6(b), each Share then issued and outstanding (other than any Dissenting Shares) will be converted into the right to receive a cash amount equal to the Offer Price, without interest thereon (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.7(f); and

(iv)     each share of the common stock, $0.001 par value per share, of Purchaser then issued and outstanding will be converted into one (1) fully paid and nonassessable share of common stock of the Surviving Corporation.

(b)     At the Effective Time, all Shares converted pursuant to Section 2.6(a)(iii) will cease to be outstanding and will automatically be cancelled and will cease to exist, and each holder of any certificates evidencing such Shares (the “Certificates”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) immediately prior to the Effective Time will cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor.

Section 2.7     Surrender of Certificates; Stock Transfer Books.

(a)     Prior to the Offer Acceptance Time, Parent will designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such Shares will become entitled pursuant to this Agreement. At the Closing, Parent will deposit or cause to be deposited with the Paying Agent sufficient funds to pay the aggregate Merger Consideration payable in respect of the Shares (the “Payment Fund”). To the extent the Payment Fund diminishes for any reason below the level required to make prompt payment of the amounts described in the preceding sentence, Parent and Purchaser will, or will cause the Surviving Corporation to, promptly replace or restore the lost portion of such fund so as to ensure that it is maintained at a level sufficient to make such payments. The Payment Fund will be invested by the Paying Agent as directed by Parent; provided that (i) no such investment or losses thereon will relieve Parent from making the payments required by this Article 2 or affect the amount of Merger Consideration payable in respect of the Shares and following any losses Parent will promptly provide additional funds to the Paying Agent in the amount of any such losses, (ii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments will be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by, and backed by the full faith and credit of, the United States of America. Any and all interest or other amounts earned with respect to such funds will be paid to Parent. The Payment Fund will not be used for any other purpose. The Surviving Corporation will (and Parent will cause the Surviving Corporation to) pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares and the payment of the Merger Consideration in respect of the Shares.

(b)     Promptly after the Effective Time, Parent and the Surviving Corporation will cause the Paying Agent to mail to each Person who was, immediately prior to the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.6(a)(iii) a form of letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of (A) Certificates, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, or (B) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Book-Entry Shares, the holder of such Certificates or Book-Entry Shares, as applicable, will be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, as applicable, and such Certificates and Book-Entry Shares, as applicable, will then be canceled. No interest will accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing Shares are registered on the stock transfer books of the Company, it will be a condition of payment that the Certificate so surrendered will be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment will have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or will have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares will only be made to the Person in whose name such Book-Entry Shares are registered.

(c)     At any time following the one hundred eightieth (180th) day after the Effective Time, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders will be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent will be liable to any holder of Certificates or Book-Entry Shares for any Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. If any Certificate or Book Entry Share has not been surrendered or transferred prior to the date on which any Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Authority, then any such Merger Consideration in respect of such Certificate or Book Entry Share will become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation, free and clear of any claims or interest of any Person previously entitled thereto.

(d)     No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Book-Entry Shares.

(e)     At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to Shares will be closed and thereafter there will be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for surrender or transfer, as applicable, it will be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Section 2.7.

(f)     Each of the Company, the Surviving Corporation, Parent and Purchaser will be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of Shares or any consideration otherwise payable pursuant to this Agreement, such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. To the extent that amounts are so withheld and paid to the appropriate Governmental Body in accordance with all Legal Requirements, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g)     If any Certificate has been lost, stolen or destroyed, then, upon the making of an effective affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, which includes an agreement to indemnify and defend and hold harmless Parent, the Surviving Corporation and the Paying Agent from and against any and all costs, claims, losses, judgments, damages, counsel fees, expenses and liabilities whatsoever which each may suffer, sustain or incur in connection with the failure of any statement, representation or warranty set forth in such affidavit, any payment for or transfer, exchange or delivery of such Certificate and such Person’s inability to locate such Certificate, and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount (after giving effect to any required Tax withholdings as provided in Section 2.7(f)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate that have been surrendered multiplied by the per Share Merger Consideration.

Section 2.8     Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, the Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with and complies in all respects with Section 262 of the DGCL (such Shares, the “Dissenting Shares”) will not be converted into the right to receive Merger Consideration and will entitle such holder only to the rights with respect to such Dissenting Shares as may be provided by Section 262 of the DGCL, unless such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal of such holder’s Shares. If, after the Effective Time, such holder fails to perfect or withdraws or loses such holder’s right to appraisal, then each such Dissenting Share will be treated as if it had been converted as of the Effective Time into a right to receive the Merger Consideration without any interest thereon (less any amounts entitled to be deducted or withheld pursuant to Section 2.7(f)). The Company will give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent will have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company will not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Parent will not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands, unless any such payment is made or settlement is effective following the Effective Time.

Section 2.9     Treatment of Company Equity Awards.

(a)     Effective as of the Effective Time, each option to purchase shares of Company Common Stock granted under any Company Equity Plan other than the ESPP (each, a “Company Option”) that is outstanding immediately prior to the Effective Time and that is not then fully vested and exercisable will become fully vested and exercisable as of immediately prior to the Effective Time. Effective as of the Effective Time, all Company Options outstanding immediately prior to the Effective Time (after giving effect to the acceleration of vesting described herein) will be cancelled and, in consideration for such cancellation, the holders thereof will automatically (and without any further action being required of such holders) receive from the Surviving Corporation, at, or as soon as practicable but in no even more than thirty (30) days following, the Effective Time, an amount in cash equal to (i) the total number of shares of Company Common Stock subject to such Company Option, multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price for such Company Option, without interest and subject to any applicable Tax withholding in accordance with Section 2.7(f).

(b)     Each time-based restricted stock unit award for shares of Company Common Stock and each performance-based restricted stock unit award for shares of Company Common Stock granted and earned for 2013 performance (an aggregate total of 59,212 performance-based restricted stock units), in each case granted under any Company Equity Plan other than the ESPP (each, a “Company Restricted Stock Unit Award”) that is outstanding immediately prior to the Effective Time and that is not then fully vested will become fully vested as of immediately prior to the Effective Time. Effective as of the Effective Time, all Company Restricted Stock Unit Awards outstanding immediately prior to the Effective Time (after giving effect to the acceleration of vesting described herein) will be cancelled and, in consideration for such cancellation, the holders thereof will automatically (and without further action being required of such holders) receive, at, or as soon as practicable but in no event more than thirty (30) days following, the Effective Time, an amount in cash from the Surviving Corporation equal to (i) the total number of shares of Company Common Stock subject to such Company Restricted Stock Unit Award, multiplied by (ii) the Merger Consideration without interest and subject to any applicable Tax withholding in accordance with Section 2.7(f).

(c)     Each performance-based restricted stock unit award for shares of Company Common Stock granted under any Company Equity Plan other than the ESPP and which is not a Company Restricted Stock Unit Award (each, an “Unearned Performance Award”) that is outstanding immediately prior to the Effective Time will be cancelled without consideration effective as of the Effective Time.

Section 2.10     Further Action. The parties will take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, then the officers and directors of the Surviving Corporation will be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

Article 3

Representations and Warranties of the Company

The Company hereby represents and warrants to Parent and Purchaser as follows, except with respect to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Article 3, and (b) disclosure in the Company SEC Documents filed after January 1, 2014 and prior to the date of this Agreement (other than (i) any information in the “Risk Factors,” “Special Note Regarding Forward-Looking Statements” or “Quantitative and Qualitative Disclosures about Market Risk” sections of such Company SEC Documents or other forward-looking, cautionary or predictive statements in such Company SEC Documents, and (ii) any Employee Plans filed as an exhibit to the Company SEC Documents):

Section 3.1     Due Incorporation; Subsidiaries, Etc.

(a)     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted and as currently planned to be conducted; (ii) to own, lease and use its assets in the manner in which its assets are currently owned, leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to be so incorporated, validly existing or in good standing, or have such power and authority, would not result in a Material Adverse Effect.

(b)     Part 3.1(b) of the Company Disclosure Schedule identifies the name and address of each Subsidiary of the Company and indicates its jurisdiction of organization and each jurisdiction in which it is authorized to conduct or actually conducts business. Neither the Company nor any other Acquired Company owns any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity other than the Subsidiaries. None of the Acquired Companies has agreed or is obligated to make, or is bound by any Contract pursuant to which it may become obligated to make, any future investment in or capital contribution to any other Entity other than a Subsidiary of the Company.

(c)     Each Subsidiary is an Entity duly organized, validly existing and in good standing (if such concept is applicable in the applicable jurisdictions) under the laws of the jurisdiction of its organization, and has all necessary organizational power and authority: (i) to conduct its business in the manner in which its business is currently being conducted and as currently planned to be conducted; (ii) to own, lease and use its properties and assets in the manner in which such properties and assets are currently owned, leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to be so organized, validly existing or in good standing, or have such power or authority, would not result in a Material Adverse Effect.

(d)     Each of the Acquired Companies is qualified or licensed to do business as a foreign Entity and is in good standing, in each jurisdiction in which the nature of its business requires such qualification or license, except where the failure to be so qualified, licensed or in good standing would not result in a Material Adverse Effect.

Section 3.2     Certificate of Incorporation and Bylaws; Minutes.

(a)     The Company has delivered to Parent prior to the date of this Agreement accurate and complete copies of its certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), including all amendments thereto, as in effect on the date hereof and the certification of incorporation and bylaws, or equivalent organizational or governing documents, including all amendments thereto, as in effect on the date hereof, of each Subsidiary of the Company. The Company is not in violation of the Company Charter or the Company Bylaws, and none of the Subsidiaries of the Company is in violation of its organizational or governing documents.

(b)     The Company has delivered to Parent prior to the date of this Agreement accurate and complete copies in all material respects of the minutes of the Company Board, all committees thereof, which have been previously approved by the Company Board, and of all Company stockholder meetings, in each case since January 1, 2013, except that the portions of such minutes of the Company Board or any committee thereof relating to the Transactions, the strategic process relating thereto and any other confidential strategic process have been redacted.

Section 3.3     Capitalization, Etc.

(a)     The authorized capital stock of the Company consists of: (i) 144,000,000 Shares, of which 88,836,561 Shares were issued and outstanding as of the close of business on the day immediately preceding the date of this Agreement; (ii) 1,000 shares of Company Convertible Common Stock, of which no shares were issued and outstanding as of the close of business on the day immediately preceding the date of this Agreement; and (iii) 5,000 shares of Company Preferred Stock, of which no shares were issued and outstanding as of the close of business on the day immediately preceding the date of this Agreement. All of the issued and outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable, and all shares of Company Common Stock which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. The Company has no shares of capital stock reserved for issuance, other than those as set forth in this Section 3.3.

(b)     Except as set forth in the Company’s certificate of incorporation, as amended prior to the date of this Agreement: (i) none of the outstanding Shares is entitled or subject to any preemptive right, antidilutive right, right of repurchase or forfeiture, right of participation, right of maintenance, conversion right, redemption right or any similar right; (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Companies having a right to vote (or convertible into or exercisable for such securities having the right to vote) on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Contract to which the Company or any other Acquired Company are party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. None of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to purchase, repurchase, redeem or otherwise acquire any outstanding Shares or other securities.

(c)     Other than those shares of Company Common Stock reserved for issuance under the Company Equity Plans, the respective numbers of which are set forth on Part 3.3(c) of the Company Disclosure Schedule, the Company has no shares of capital stock reserved for issuance. The Company has not granted any outstanding Company Stock Option, Company Stock-Based Award or other equity award of any kind to a Company Associate, in each case other than pursuant to the Company Equity Plans. Part 3.3(c) of the Company Disclosure Schedule contains a complete and accurate list of all Company Stock Options, Company Stock-Based Awards and ESPP Purchase Rights issued and outstanding under the Company Equity Plans as of the date of this Agreement, including the date of grant, number of shares of Company Common Stock to which such Company Stock Option, Company Stock-Based Award or ESPP Purchase Right is subject and, where applicable, exercise price and vesting schedule and whether any such Company Stock Option is intended to qualify as an Incentive Stock Option (within the meaning of the Code), in each case indicating the Company Equity Plan pursuant to which such Company Stock Option, Company Stock-Based Award and ESPP Purchase Right was granted.

(d)     The Company has delivered to Parent prior to the date of this Agreement true and complete copies of all Company Equity Plans covering the Company Stock Options, Company Stock-Based Awards and ESPP Purchase Rights outstanding as of the date of this Agreement, and the forms of all award agreements evidencing such Company Stock Options, Company Stock-Based Awards and ESPP Purchase Rights (and any other stock award agreements to the extent there are variations from the form of agreement). Each (i) Company Stock Option, Company Stock-Based Award and ESPP Purchase Right was granted in compliance in all material respects with all applicable Legal Requirements and all of the terms and conditions of the Company Equity Plan pursuant to which it was issued, (ii) Company Stock Option has an exercise price per Share equal to or greater than the fair market value of a Share as determined pursuant to the terms of the applicable Company Equity Plan pursuant to which it was issued, as applicable, on the date of such grant, and (iii) Company Stock Option and, if applicable, Company Stock-Based Award has a grant date identical to (or following) the date on which the Company Board or compensation committee actually awarded such Company Stock Option or, if applicable Company Stock-Based Award.

(e)     All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and one hundred percent (100%) owned by the Company or one (1) of its Subsidiaries, free and clear of any Encumbrance (except for Permitted Encumbrances). None of the Acquired Companies owns any voting interest in any Person except for the voting interests in the Subsidiaries of the Company.

(f)     Except as set forth in Section 3.3(c), there is no: (i) outstanding subscription, option, call, warrant, agreement, arrangement, commitment or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is in any way based on or derived from, the value of any shares of capital stock or securities of any of the Acquired Companies; (ii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Companies; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or other Contract pursuant to which any of the Acquired Companies is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

Section 3.4     Authority.

(a)     The Company has all requisite corporate power and authority to enter into, deliver and perform its obligations under this Agreement and, assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, consummate the Transactions. The execution and delivery of this Agreement by the Company and, the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions (assuming, with respect to the consummation of the Transactions, that the Merger is consummated in accordance with Section 251(h) of the DGCL).

(b)     The Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable this Agreement and the Transactions, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iii) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and (iv) adopted a resolution having the effect of causing the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) not to apply to the execution, delivery or performance of this Agreement, the consummation of the Offer, the Merger and the other Transactions. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company and assuming due authorization, execution and delivery by Parent and Purchaser, is enforceable against the Company in accordance with its terms, subject to (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 3.5     Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) contravene, conflict with or result in a breach or violation of, or default under, any of the provisions of the Company Charter or Company Bylaws or the comparable governing instruments of any other Acquired Company; (b) except set forth on Part 3.5 of the Company Disclosure Schedule, require any consent or approval under, constitute a change of control or default under, or result in a breach or violation of, a termination (or right of termination), vesting, amendment, acceleration, cancellation or default under, acceleration or creation of any obligations or loss of rights pursuant to, any Material Contract, or result in the creation or imposition of any Encumbrance on any of the properties or assets of any Acquired Company; or (c) contravene, conflict with or result in a material breach or violation of any Legal Requirement applicable to any Acquired Company, except with respect to matters in clause (b) or (c) which would not result in a Material Adverse Effect. Except as may be required by DGCL, the Exchange Act, the Takeover Laws, and the rules and regulations of NASDAQ, neither the Company nor any of its Affiliates is required to give notice to, deliver any report to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution, delivery and performance of this Agreement, or the consummation by the Company of the Offer, the Merger or any of the other Transactions, except those that the failure to make or obtain would not result in a Material Adverse Effect.

Section 3.6     SEC Filings; Financial Statements.

(a)     Since January 1, 2014, the Company has filed on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed with or furnished to the SEC by the Company (such documents, together with any documents filed with or furnished to the SEC after the date of this Agreement, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied, or if filed or furnished subsequent to the date of this Agreement, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents. Except to the extent that information contained in any Company SEC Document has been revised, amended, modified or superseded by a later filed Company SEC Document (prior to the date of this Agreement), none of the Company SEC Documents when filed or furnished contained, and any Company SEC Document filed with or furnished to the SEC subsequent to the date of this Agreement will not contain, any untrue statement of a material fact or omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company will file prior to the Effective Time all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC prior to such time. To the extent not available on the SEC website, the Company has delivered to Parent complete and correct copies of the Company SEC Documents. No other Acquired Company is required to file any forms, reports, statements, schedules or other documents with the SEC.

(b)     The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied or, if filed with or furnished to the SEC subsequent to the date of this Agreement, will comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not be material in amount or effect); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the Acquired Companies are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Acquired Companies have been, and are being, maintained in all material respects in accordance with GAAP applied on a consistent basis throughout the periods covered.

(c)     The Company has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d)     The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are effective to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Since January 1, 2014, neither the Company nor the Company’s independent auditors has identified or become aware of (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” will have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

(e)     Except as set forth on Part 3.6(e) of the Company Disclosure Schedule, the Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ applicable to the Company.

(f)     None of the Acquired Companies is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Companies, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Company in any Acquired Company’s published financial statements or other Company SEC Documents.

(g)     Other than as publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC, there have been no written inquiries, interrogatories or comments with respect to any of the Company SEC Documents from the SEC received by the Company since January 1, 2014, the Company has not been made aware of any such inquiries, interrogatories or comments that were oral. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no Legal Proceedings by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Acquired Companies.

(h)     Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act of 2002, neither the Company nor any of its Affiliates acting on behalf of any of the Acquired Companies has made, arranged, modified (in any material respect) or forgiven personal loans to any executive officer or director of the Acquired Companies.

(i)     Since January 1, 2014, (i) none of the Acquired Companies or, to the knowledge of the Company, any Company Associate, auditor, accountant or representative of the Acquired Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Acquired Companies or their respective internal accounting controls relating to periods after January 1, 2010, including any material complaint, allegation, assertion or claim that any Acquired Company has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date of this Agreement which have no reasonable basis), and (ii) to the knowledge of the Company, no attorney representing any Acquired Company, whether or not employed by any Acquired Company, has reported evidence of a material violation of securities Legal Requirements relating to periods after January 1, 2010 by the Company or any Company Associate or agents to the Company Board or any committee thereof or, to the knowledge of the Company, to any director or officer of the Company.

Section 3.7     Absence of Changes. Since the date of the unaudited balance sheet in the Quarterly Report on Form 10-Q for the quarter ended July 4, 2015 (the “Balance Sheet”) filed by the Company with the SEC, and through the date of this Agreement, (a) the Acquired Companies have operated in the ordinary course of business consistent with past practices, except for actions taken in respect of this Agreement, and there has not occurred any Material Adverse Effect, and (b) none of the Acquired Companies has taken any action which, had such action been taken after the execution and delivery of this Agreement and before the Closing, would have required Parent’s consent pursuant to Section 5.2.

Section 3.8     Title to Assets. Except as set forth on Part 3.8 of the Company Disclosure Schedule, the Acquired Companies have good and valid title, free and clear of any Encumbrances (other than Permitted Encumbrances), to all material assets owned by them as of the date of this Agreement, including all assets (other than capitalized leases) reflected on the Balance Sheet (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet).

Section 3.9     Real Property; Equipment.

(a)     The Acquired Companies do not own any real property. No Acquired Company is a party to any agreement or option to purchase any material real property or interest therein.

(b)     Part 3.9(b) of the Company Disclosure Schedule sets forth an accurate and complete list of each material lease or material sublease pursuant to which any of the Acquired Companies leases real property to or from any other Person (the “Leased Real Property”). Part 3.9(b) of the Company Disclosure Schedule contains a complete and accurate list of all Contracts for personal property leased, subleased, licensed or otherwise conveyed to or by any Acquired Company involving annual payments in excess of $100,000 (“Leased Personal Property”). True and complete copies of all such leases or subleases with respect to all Leased Real Property and all Leased Personal Property have been delivered to Parent prior to the date of this Agreement and each such lease or sublease is in full force and effect. The Company or the applicable Subsidiary holds a valid and existing leasehold interest in each Leased Real Property and each Leased Personal Property. No lessor, lender of any lessor or subtenant of any Leased Real Property has given any written notice to any Acquired Company for the purpose of terminating or threatening to terminate any term, term extension, option or similar renewal right, right of first refusal (or right of first offer) to lease or purchase any property, lease expansion right or any similar right under the Leased Real Property or Leased Personal Property. To the knowledge of the Company, each other party to each lease or sublease with respect to Leased Real Property and Leased Personal Property has performed in all material respects all obligations required to be performed by it under such lease or sublease.

(c)      (i) Except as set forth on Part 3.9(c) of the Company Disclosure Schedule, the Leased Real Property is structurally sound, with no material defects, and all building systems contained therein are in good operating condition and repair, subject to ordinary wear and tear, (ii) the use, possession, occupancy and operation of the Leased Real Property in compliance in all material respects with all applicable zoning, land use, building, fire and other applicable Legal Requirements, and (iii) there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the present use or operation of any Leased Real Property. There are no subleases, sublicenses, occupancy agreements or other contractual obligations that grant the right to use or occupancy of any of the Leased Real Property to any Person other than the Acquired Companies.

(d)     The Leased Real Property comprises all of the material real property used or intended to be used in the business of the Acquired Companies.

(e)     All material items of equipment and other tangible assets owned by or leased to the Acquired Companies are adequate for the uses to which they are being put and in good and safe operating condition and repair (ordinary wear and tear excepted).

Section 3.10     Intellectual Property.

(a)     Part 3.10(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all domestic and foreign Registered IP owned or purported to be owned by any Acquired Company, otherwise registered or the subject of any application for registration in the name of any Acquired Company, or exclusively licensed to any Acquired Company, and for each such items of Registered IP, such Schedule identifies (i) the current owner, (ii) the jurisdiction of application/registration, (iii) the application or registration number, (iv) the date of filing or issuance, and (v) any Legal Proceeding, filing or payment that must be taken or made on or before one hundred twenty (120) days after the date of this Agreement to maintain any such application or registration in full force and effect (the Registered IP set forth in this Section 3.10(a) is referred to collectively as, the “Company Registered IP”, and the Company Registered IP that is owned or purported to be owned by any Acquired Company is referred to as the “Company Owned Registered IP”). As of the date of this Agreement, no cancellation, derivation, interference, opposition, reissue, or reexamination, ex parte reexamination, reissue or interference proceeding, other inter partes legal proceedings, including inter partes reexam, inter partes review, post grant review, or covered business method review or any other proceeding is pending or, to the knowledge of the Company, threatened, in which the validity, enforceability or ownership of any Company Owned Registered IP, or to the knowledge of the Company, any other Company Registered IP, is being contested or challenged (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration of any such Company Registered IP). Each of the patents and patent applications included in the Company Owned Registered IP identifies by name each inventor of the claims thereof as determined in accordance with the Legal Requirements of the jurisdiction in which such patent is issued or such patent application is pending. As of the date of this Agreement, (A) all registration, renewal, maintenance and other similar payments that have become due with respect to the Company Owned Registered IP, and with respect to any other Company Registered IP to the extent any Acquired Company is responsible for the prosecution or maintenance of such Company Registered IP or the costs thereof (together with the Company Owned Registered IP, the “Company Managed IP”), have been timely paid by or on behalf of the Company or another Acquired Company, and (B) except with respect to any applications for Company Managed IP, the Company Managed IP is subsisting, valid and enforceable and in full force and effect and has not lapsed (except for any patents within the Company Managed IP having lapsed or expired at the end of their statutory term), been abandoned, been disclaimed, been cancelled or been forfeited.

(b)     The Company or another Acquired Company is the sole and exclusive owner of all right, title and interest in the Company Owned IP, free and clear of all Encumbrances (other than Permitted Encumbrances). Except as set forth on Part 3.10(b) of the Company Disclosure Schedule, no Acquired Company has received, a written notice from any third party (including any employee or consultant) pursuant to which such third party claims to own or have any right or interest in or to, or to have any right to receive any royalty or other payment for such Acquired Company’s use or exploitation of, any Company Owned IP. The Acquired Companies own, or hold a license or other right to use, all Intellectual Property Rights necessary for the conduct of the Acquired Companies’ business as currently conducted. All assignments made to an Acquired Company of any Company Owned IP are valid and enforceable and, with respect to Company Owned Registered IP, have been duly filed and recorded in compliance with applicable Legal Requirements.

(c)     Part 3.10(c) of the Company Disclosure Schedule identifies (i) each Contract pursuant to which any Intellectual Property Rights or Intellectual Property of another Person (other than an Affiliate of the Company), in each case that is used or held for use in the business of an Acquired Company as currently conducted, is licensed to any Acquired Company (other than licenses to COTS Software and) (each, an “Inbound License”), and (ii) each Contract pursuant to which any Company Owned IP is licensed to another Person (other than another Acquired Company) (each, an “Outbound License”). Each of the Inbound Licenses and the Outbound Licenses (collectively, “IP Licenses”) is valid and binding on all parties thereto and enforceable in accordance with its terms, there exists no event or condition that does or will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by any of the Acquired Companies thereunder, and there exists no event or condition caused by or in the control of the Acquired Companies or other fact or condition that does or will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by any other party thereunder. Each Acquired Company is in compliance with, and has not breached any term of any such IP Licenses and, to the knowledge of the Company, all other parties to such IP Licenses are in compliance with, and have not breached any term of, such IP Licenses. The consummation of the transactions contemplated hereunder will not result in the breach, modification, cancellation, termination, suspension of, acceleration of any payments with respect to, or loss, reduction or termination of rights under any IP Licenses. The consummation of the Transactions will not result in or require Parent or any of its Affiliates to license or grant equivalent rights to any Person under the Intellectual Property Rights of Parent or any of its Affiliates. Following the Closing, the Acquired Companies will be permitted to exercise all of their respective rights under such IP Licenses to the same extent they would have been able to had the transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Acquired Companies would otherwise be required to pay (except to the extent arising from any Contract to which Parent or its Affiliates is a party and to which no Acquired Company is a party).

(d)     None of the Company Owned IP is subject to any pending or outstanding injunction, directive, order, decree, award, settlement, judgment or other disposition of dispute that would reasonably be expected to restrict the use, transfer, registration or licensing of any such Company Owned IP by the Acquired Companies, or otherwise would reasonably be expected to adversely affect the validity or enforceability of any such Company Owned IP.

(e)     The operation of the business of the Acquired Companies as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights owned by another Person. Except as set forth on Part 3.10(e) of the Company Disclosure Schedule, (i) no Legal Proceeding has been asserted during the past five (5) years, is pending or, to the knowledge of the Company, is being threatened, against any of the Acquired Companies relating to any infringement, misappropriation or violation of any Intellectual Property Rights of another Person by any of the Acquired Companies, and (ii) none of the Acquired Companies has received, during the past five (5) years, any written notice (including any written offers to license) alleging any infringement, misappropriation or violation of any Intellectual Property Rights of another Person by any of the Acquired Companies.

(f)     To the knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Company Owned IP.

(g)     Each Person who is or was involved in the creation or development of any Company Owned IP has signed an agreement containing a valid and enforceable assignment of all Intellectual Property Rights in or arising from such Intellectual Property to the Acquired Companies and confidentiality provisions protecting such Intellectual Property which, to the Company’s knowledge, has not been breached by any such Person. The Acquired Companies have taken reasonable actions to maintain the confidentiality of the material proprietary information held by any of the Acquired Companies, or purported to be held by any of the Acquired Companies, as a trade secret. No material trade secrets or proprietary information included in the Company Owned IP have been disclosed to or used by any Person except pursuant to a non-disclosure agreement which, to the knowledge of the Company, has not been breached by any such Person.

(h)     No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create any Company Owned IP, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Body or institution obtaining ownership of, or options or exclusive rights to such Company Owned IP.

(i)     Except as identified on Part 3.10(i) of the Company Disclosure Schedule, no software included in the Company Owned IP contains any Open Source Materials, and no Open Source Materials have been used in, incorporated into, integrated or bundled with any current products or services of any of the Acquired Companies. Each Acquired Company has used its best efforts to: (i) identify such Open Source Materials; and (ii) to avoid the release of the source code of the software owned or exclusively licensed to the Acquired Company. There has been no material deviation from such efforts and procedures of the Acquired Companies with respect to Open Source Materials.

(j)     None of the patents included within the Company Owned IP is subject to any express or implied (i) licensing or similar obligations owed to standards body, patent pool or any similar organization, or (ii) other commitment or obligation, each requiring the Acquired Companies to grant licenses or other rights to third parties under a reasonable and nondiscriminatory basis, no fee basis, or other compulsory licensing commitment.

Section 3.11     Contracts.

(a)     For purposes of this Agreement, a “Material Contract” means each of the following types of Contracts to which any Acquired Company is a party or by which any of their respective assets are bound as of the date of this Agreement:

(i)     any Contract constituting a Company Employee Agreement pursuant to which any of the Acquired Companies is or may become obligated to: (A) make any severance, termination, tax gross-up or similar payment to any Company Associate or any spouse, heir or Representative of any Company Associate, except for severance, termination or similar payments required by applicable Legal Requirements; (B) make any non-discretionary bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business) to any Company Associate; or (C) grant or accelerate the vesting of, or otherwise modify, any Company Stock Option, Company Stock-Based Award or ESPP Purchase Right other than accelerated vesting provided in Company Equity Plans;

(ii)     any collective bargaining, union, works council or similar employee representative body or similar Contract;

(iii)     any Contract that provides for: (A) reimbursement of any Company Associate for, or advancement to any Company Associate of, material legal fees or other material expenses associated with any Legal Proceeding or the defense thereof; or (B) indemnification of any Company Associate, in each case as would be material to the Company and its Subsidiaries, taken as a whole;

(iv)     any Contract containing any material warranty, guaranty or indemnity obligations, other than Contracts described above in Section 3.11(a)(iii), Inbound Licenses, Outbound Licenses and Contracts for the sale of Company products or provision of Company services;

(v)     any Contract imposing any material restriction on the right or ability of any Acquired Company, or that by its terms purports to impose after the Effective Time, any material restriction on the right or ability of the Surviving Corporation, Parent or any of their respective Affiliates: (A) to compete with any Person or in any geographic region or to engage in any line of business; (B) to acquire any product or other asset or services from any Person; (C) to develop, sell, supply, distribute, offer, research, support or service any Company product or technology to or for any other Person; or (D) to make use of any material Company Owned IP, other than non-exclusive outbound licenses entered into in the ordinary course of business consistent with past practice and the Outbound Licenses;

(vi)     any Contract granting to any Person (other than the Company or any other Acquired Company) any “most favored nation” term, exclusivity right or obligation, right of first refusal or right of first offer or imposing on any Acquired Company any material minimum purchase or volume commitment;

(vii)     any Contract relating to the lease or sublease of Leased Real Property, which is required to be set forth on Part 3.9(b) of the Company Disclosure Schedule;

(viii)     any Contract that contemplates or involves the payment or delivery of cash or other consideration (by or to any Acquired Company) in an amount or having a value in excess of $200,000 for the fiscal year ended December 31, 2014 or expected to be in excess of $200,000 for the current fiscal year;

(ix)     any Contract that involves the performance of services (by or for any Acquired Company) in an amount or having a value in excess of $200,000 for the fiscal year ended December 31, 2014, or expected to be in excess of $200,000 for the current fiscal year, which is not cancelable or terminable without penalty or payment on less than thirty (30) days’ notice;

(x)     any Contract relating to Debt (whether incurred, assumed, guaranteed or secured by any asset), excluding individual purchase orders that constitute trade payables, in excess of $200,000 individually;

(xi)     any Contract forming, creating, operating, managing or controlling a joint venture, joint development or similar arrangement or partnership or forming an entity for the purposes of providing for a profit sharing arrangement;

(xii)     any Contract pursuant to which any Person has the right to acquire any assets of any Acquired Company, other than Contracts for the sale of Company products or provision of Company services in the ordinary course of business;

(xiii)     any Contract that contains a put, call or similar right pursuant to which any Acquired Company would be required to purchase or sell, as applicable, any equity interests of any Person;

(xiv)     any Contract that requires or permits an Acquired Company, or any successor, to, or acquirer of an Acquired Company, to make any material payment to another Person as a result of a change of control of such Acquired Company, gives another Person a right to receive or elect to receive such material payment, or is subject to material modification or termination as a result of a change of control of any Acquired Company;

(xv)     any Governmental Contract;

(xvi)     any Contract that provides for payments by or to any Acquired Company between any Acquired Company and any stockholder holding five percent (5%) or more of any class of outstanding equity securities of the Company or, to the Company’s knowledge, any Affiliate of such Person;

(xvii)     any Contract relating to any currency, interest rate or hedging arrangement; and

(xviii)     any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b)     Part 3.11(a) of the Company Disclosure Schedule sets forth a list as of the date hereof of each Material Contract, and the Company has either (i) delivered to Parent each such Material Contract or (ii) publicly filed with the SEC each such Material Contract. Neither the applicable Acquired Company nor, to the knowledge of the Company, the other party thereto, is in material breach of or material default under any Material Contract and, neither the applicable Acquired Company, or to the knowledge of the Company the other party thereto, has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract, except in each case, as would not result in a Material Adverse Effect. To the knowledge of the Company, each Material Contract is a valid agreement, binding, in full force and effect and enforceable by the applicable Acquired Company in accordance with its terms, subject to (A) Legal Requirements of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) Legal Requirements governing specific performance, injunctive relief and other equitable remedies. No Acquired Company has received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that would not result in a Material Adverse Effect. No party to any Material Contract has given any Acquired Company (1) written notice of its intention to cancel or terminate any Material Contract, or (2) written notice of its intention to change the scope of rights under or fail to renew any Material Contract (other than failures to renew in the ordinary course of business), except in each case of subclauses (1) and (2) as would not result in a Material Adverse Effect.

(c)     None of the Company or any other Acquired Company is a party to a Contract with a Person that is a Specially Designated National or Blocked Person as defined by OFAC.

Section 3.12     Liabilities. The Acquired Companies have no liabilities or obligations of any kind whatsoever, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, except for: (a) liabilities and obligations reflected on the Balance Sheet (including any related notes); (b) liabilities and obligations incurred in the ordinary course since the date of the Balance Sheet; (c) liabilities or obligations that would not result in a Material Adverse Effect; and (d) liabilities and obligations incurred directly as a result of this Agreement.

Section 3.13     Compliance With Legal Requirements.

(a)     Each Acquired Company has been, at all times during the past five (5) years, in compliance in all material respects with all Legal Requirements applicable to such Acquired Company. To the knowledge of the Company, no investigation or review by any Governmental Body with respect to any Acquired Company is pending or threatened. None of the Acquired Companies has received any written notice or written communication of any noncompliance in any material respect with any applicable Legal Requirements.

(b)     During the past five (5) years, none of the Acquired Companies or, to the knowledge of the Company, any Company Associate has been convicted of, or, to the knowledge of the Company, has been charged by any Governmental Body with any violation of, any Legal Requirement related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substance in the case of senior management, in each case for a matter involving one of the Acquired Companies.

(c)     During the past five (5) years, to the knowledge of the Company, none of the Acquired Companies has failed to comply with any regulation promulgated by OFAC.

Section 3.14     Permits; Regulatory Matters. Except for matters that would not result in a Material Adverse Effect, the Acquired Companies hold all authorizations, licenses, permits, certifications, approvals, clearances, registrations, consents, franchises, variances, exemptions and orders issued or granted by any Governmental Body (collectively, “Permits”) necessary for the lawful conduct of their respective businesses or ownership, use, occupancy and operation of their respective assets and properties. Each such Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the knowledge of the Company, threatened proceeding to modify, revoke, cancel or suspend any such Permit, and none of the Acquired Companies is in breach or default thereunder (with or without notice or lapse of time), except in each case as would not result in a Material Adverse Effect.

Section 3.15     Certain Business Practices.

(a)     Each of the Acquired Companies (i) is in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and any other U.S. or foreign Legal Requirement concerning corrupt payments applicable to any Acquired Company and (ii) during the past five (5) years, none of the Acquired Companies has, to the knowledge of the Company, been investigated by any Governmental Body with respect to, or been given notice by a Governmental Body of, any violation by any of the Acquired Companies of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, or any other U.S. or foreign Legal Requirements concerning corrupt payments. None of the Acquired Companies nor, to the knowledge of the Company, any Company Associate or agent authorized to act, and acting, on behalf of an Acquired Company has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or candidate for political office or Governmental Body for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Body to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage that has or would reasonably be likely to result in a violation of applicable Legal Requirements. For purposes of this provision, an “official or employee” includes any known official or employee of any directly or indirectly government-owned or controlled entity, and any known officer or employee of a public international organization, as well as any Person known to be acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

(b)     During the past five (5) years, each Acquired Company has complied with and is in compliance in all material respects with all applicable Legal Requirements, orders and decrees of any Governmental Body, or other authority having jurisdiction over it or over any part of its operations or assets, including all Legal Requirements relating to supply chain responsibility, child labor, and related matters. Without limiting the generality of the foregoing, all of the products of the Acquired Companies are and have been manufactured by reputable third party suppliers who employ humane working conditions without child labor.

(c)     Except as set forth on Part 3.15(c) of the Company Disclosure Schedule, during the past five (5) years, to the knowledge of the Company, all Conflict Minerals used in the products of the Acquired Companies, if any: (i) originate from countries other than the Covered Countries; (ii) are processed in smelters or refineries that are, as of the date such Conflict Minerals are transferred from such smelter or refinery to an Acquired Company (or to such Acquired Company’s supplier, if applicable), designated as “conflict-free” or a similar designation (A) by a third party recognized in the industry for providing such designations (such as the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Free Smelter Program) or (B) pursuant to an independent third-party audit, the results of which are made publicly available by such smelter or refinery, and which are available to such Acquired Company upon request; or (iii) come from Recycled Sources.

(d)     During the past five (5) years, each United States and other Customs Duty with respect to each Acquired Company has been paid. With respect to the imports into and exports from the United States of each Acquired Company (if any), (i) adequate cash deposits and bonds have been posted with respect to all entries that are not yet liquidated and final, and (ii) no entry has been subjected to suspension of liquidation pursuant to antidumping or countervailing duty orders. No Acquired Company is the subject of any United States Customs and Border Protection pre-penalty notice or penalty claim, claim for liquidated damages or claim for redelivery of merchandise to customs custody. Each Acquired Company has maintained import records for not fewer than the past five (5) years as required by Sections 508 and 509 of the Tariff Act of 1930 (to the extent applicable to such Acquired Company).

Section 3.16     Tax Matters.

(a)     (i) Each of the income, franchise and other material Tax Returns required to be filed by or on behalf of any of the Acquired Companies with any Governmental Body (collectively, the “Acquired Company Returns”) have been filed on or before the applicable due date (including any extensions of such due date), and have been prepared in compliance in all material respects with all applicable Legal Requirements and are true and correct in all respects, and (ii) all amounts shown on the Acquired Company Returns (and all other Taxes required to be paid by or on behalf of the Acquired Companies, whether or not shown as due on any Acquired Company Returns) have been timely paid.

(b)     Each of the Acquired Companies has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto (and any other Tax Return required to be filed or provided under applicable Legal Requirements) have been completed and timely filed in compliance in all material respects with all applicable Legal Requirements.

(c)     The Company’s financial statements accrue all material actual and contingent liabilities for unpaid Taxes of the Acquired Companies with respect to all periods through the dates thereof in accordance with GAAP. The Company will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all material unpaid Taxes by or on behalf of the Acquired Companies for the period from the date of the Balance Sheet through the Closing Date.

(d)     There are (i) no current examinations or audits of any Acquired Company Return in progress involving Taxes and (ii) no written notice of a claim or pending investigation has ever been received by any of the Acquired Companies from any Governmental Body in any jurisdiction where an Acquired Company does not file Tax Returns or pay Taxes that such Acquired Company is or may be subject to Taxes in that jurisdiction or may have a duty to file Tax Returns in that jurisdiction. No extension or waiver of the limitation period applicable to any of the Acquired Company Returns has been requested or granted that is currently in effect.

(e)     No Legal Proceeding is pending or threatened in writing against or with respect to the Acquired Companies in respect of any Tax. No deficiency of material Taxes in respect of the Acquired Companies has been asserted in writing as a result of any audit or examination by any Governmental Body that is not adequately reserved for in the Company’s financial statements in accordance with GAAP or has not been otherwise resolved or paid in full.

(f)     None of the Acquired Companies has ever been a member of an affiliated combined, consolidated or unitary Tax group for purposes of filing any Tax Return other than a group of which any of the Acquired Companies was the common parent, or incurred any liability for the Taxes of any Person (other than the Company or any other Acquired Companies) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Legal Requirement), as a transferee or successor, or otherwise.

(g)     None of the Acquired Companies is a party to, bound by, or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement.

(h)     None of the Acquired Companies have been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(i)     None of the Acquired Companies has entered into any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(j)     None of the Acquired Companies will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Legal Requirement) or (v) prepaid amount received on or prior to the Closing Date outside the ordinary course of business.

(k)     None of the Acquired Companies has or has had a permanent establishment, as defined in an applicable Tax treaty or convention, in a country other than the country in which it is resident for Tax purposes. Each Acquired Company has collected all material sales, use, value added, and similar Taxes (such Taxes being material either individually or in the aggregate) required to be collected, has timely remitted (taking into account any applicable extensions) such Taxes to the appropriate Governmental Body, and has collected applicable exemption certificates or other proof of the exempt nature of transactions for which an exemption from any such Tax has been claimed by such Acquired Company.

(l)     The Company has delivered to Parent or Parent’s Representatives prior to the date of this Agreement true and correct copies of (i) the U.S. federal, state, local and non-U.S income Tax Returns filed by or with respect to the Acquired Companies for each of the fiscal years ended since January 1, 2010, (ii) without duplication of any Tax Returns described in the foregoing clause (i), all U.S. federal, state and local income Tax Returns filed by or with respect to the Acquired Companies or other Entities, to the extent such Tax Returns reflect any net operating losses and/or credits that may be utilized by the Acquired Companies as of and following the Closing Date, and (iii) all examination reports and statements of deficiencies assessed against or agreed to by the Acquired Companies or any of its or their respective predecessors since January 1, 2010 with respect to Taxes of any type.

(m)     There are no Encumbrances for Taxes upon the assets of any of the Acquired Companies (other than with respect to liens for Taxes incurred in the ordinary course of business consistent with past practice that are not yet due or payable or are being contested in good faith and for which adequate reserves have been established in accordance with GAAP).

(n)     The Company is not, and has not been at any time during the five (5)-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(o)     No Acquired Company has entered into any material closing agreement, private letter ruling, technical advice memoranda, or similar agreement or ruling with any Tax authority, nor has any been issued by any Tax authority.

(p)     There is no limitation on the utilization by any Acquired Company of any net operating loss or similar item under the Code or comparable provisions of state, local or foreign Legal Requirement (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement). The Company has delivered to Parent or Parent’s Representatives all studies analyzing limitations on the utilization of the net operating losses of the Company under Section 382 of the Code, and each such study is correct and complete in all material respects.

(q)     All material transactions among or between any of the Acquired Companies comply and have materially complied with the requirements of Section 482 of the Code (and any comparable provisions of state, local or foreign Legal Requirement) for all periods for which the applicable statute of limitations has not expired.

(r)     Part 3.16(r) of the Company Disclosure Schedule sets forth (i) each Acquired Company that is or has been a “controlled foreign corporation” under Section 957 of the Code and (ii) all elections with respect to any Acquired Company under Treasury Regulation Section 301.7701-3.

Section 3.17     Employee Matters; Benefit Plans.

(a)     Except as required by applicable Legal Requirements and as set forth on Part 3.17(a) of the Company Disclosure Schedule, the employment of each Acquired Company’s employees is terminable by the applicable Acquired Company at will. A copy as of a recent date specified thereon of the following information for each employee, independent contractor, or consultant of the Acquired Companies has been made available to Purchaser: name; job title; FLSA classification (exempt/non-exempt), length of service, and current base compensation. A copy of the current version of any policy manual and handbook provided to or governing the employees of the Acquired Companies, and any application forms currently being used by the Acquired Companies in connection with the hiring of new employees, have been made available to Purchaser. Except as set forth on Part 3.17(a) of the Company Disclosure Schedule, or with respect to the Employee Plans or as provided in any applicable employee manuals or handbook provided to the Purchaser, none of the Acquired Companies is a party to any written Contract with any present or former director, officer, employee, consultant, or independent contractor. Except as set forth on Part 3.17(a) of the Company Disclosure Schedule, during the ninety (90) days preceding the date hereof, there have been no terminations, layoffs, voluntary departures, or retirements of any employees or independent contractors of the Acquired Companies, and neither the Company nor the Acquired Companies has any reason to believe that any terminations, layoffs, voluntary departures, or retirements will occur prior to the Closing. No employees or officers of the Acquired Companies have given notice of actual or potential termination of employment to the Company, nor, to the knowledge of the Company, does any such employee or officer intend to terminate his or her employment with the Acquired Companies.

(b)     None of the Acquired Companies is a party to any collective bargaining Contract or other Contract with, or has a duty to bargain for or is currently negotiating in connection with a labor organization or works council representing any of its employees, and there are no unions, labor organizations, or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any of the Acquired Companies. No collective bargaining Contracts applicable to the Company exist with respect to any of the Acquired Companies. There is not pending, and there has not been at any time in the past five (5) years, any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, application, petition, or demand for recognition or certification of a collective bargaining agent, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Acquired Companies or any of their respective employees. There is no claim, charge, grievance or controversy pending or, to the knowledge of the Company, threatened relating to any Employee Plan, employment contract, restrictive covenant, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, confidential information or trade secret, wages and hours, leave of absence, overtime pay, plant closing notification, employment statute or regulation, fiduciary duty or any other common law obligation related to employment, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration, classification, discrimination, or whistleblower matters involving any Company Associate, including charges of unfair labor practices (including equal employment opportunity laws), terms and conditions of employment, occupational safety and health, affirmative action, employee privacy or harassment complaints; and neither the Company nor the Acquired Companies are aware that any such violations have occurred. The Acquired Companies are in material compliance with any affirmative action plans and requirements. The Acquired Companies are in material compliance with all Legal Requirements respecting labor pay and benefits, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”) and any other similar applicable foreign, state or local Legal Requirements of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event), or wages and hours. None of the Acquired Companies has, in the last three (3) years, effectuated a “plant closing” or “mass layoff” (as defined in the WARN Act). None of the employees of the Acquired Companies will have suffered an “employment loss” (as defined in the WARN Act) under the WARN Act in the six (6) months prior to the Closing Date, and neither the Company, nor any of the Acquired Companies, must give any WARN Act or similar notice in connection with the transactions contemplated by this Agreement.

(c)     None of the Acquired Companies is delinquent in payments to any Company Associate for any wages, salaries, overtime pay, vacation pay, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such Company Associates. Each of the Acquired Companies has made all required payments to its unemployment compensation reserve accounts with the appropriate Governmental Body of the states or other jurisdictions where it is required to maintain such accounts. None of the Acquired Companies is liable for any payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Associates (other than routine payments to be made in the ordinary course of business consistent with past practice) and freelancer/independent contractors. Each of the Acquired Companies has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees or consultants and is not liable for any arrears of wages or any Tax or any penalty or interest for failure to comply with any of the foregoing.

(d)     Part 3.17(d) of the Company Disclosure Schedule sets forth a true and complete list of all material Employee Plans. No Acquired Company or any ERISA Affiliate has any agreement, arrangement, commitment or obligation, whether formal or informal, whether written or unwritten and whether legally binding or not, to create, enter into or contribute to any additional Employee Plan, or to modify or amend any existing Employee Plan except as may be required by any Legal Requirement. Each Employee Plan can be amended or terminated by an Acquired Company, the Surviving Corporation or any Subsidiary thereof at any time (whether before or after Closing) and without any material liability or expense to any Acquired Company, the Surviving Corporation or any Subsidiary thereof, any ERISA Affiliate, Parent or such Employee Plan (including any surrender charge, market rate adjustment or other early termination charge or penalty).

(e)     The Company has provided to Parent or Parent’s Representatives on or prior to the date of this Agreement with respect to each Employee Plan (to the extent applicable): (i) all documents embodying such Employee Plan (including all amendments thereto) or, if such Employee Plan is not in writing, a written description of such Employee Plan; (ii) the most recent annual report (Form 5500 series and all schedules and financial statements attached thereto) filed with respect to such Employee Plan; (iii) the most recent summary plan description, and all summaries of material modifications related thereto, distributed with respect to such Employee Plan; (iv) all Contracts relating to such Employee Plan, including all trust agreements, investment management Contracts, annuity Contracts, insurance Contracts, bonds, indemnification Contracts and service provider Contracts; (v) the most recent determination, opinion or advisory letter, as applicable, issued by the IRS with respect to such Employee Plan; (vi) the most recent annual actuarial valuation prepared for such Employee Plan; (vii) the most recent financial statement prepared for such Employee Plan; (viii) all written communications during the past three (3) years to current and former employees of the Acquired Companies (or to any other individuals), to the extent that the provisions of such Employee Plan as described therein differ materially from such provisions as set forth or described in the other information or materials furnished under this Section 3.17(e); (ix) all material correspondence to or from any Governmental Body during the past three (3) years relating to such Employee Plan, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the U.S. Department of Labor Delinquent Filer Program, the DOL’s Voluntary Fiduciary Correction Program and the DOL’s Delinquent Filer Voluntary Correction Program; and (x) all coverage, nondiscrimination, top heavy and Code Section 415 tests performed with respect to such Employee Plan for the three (3) most recently completed plan years.

(f)     With respect to each Employee Plan: (i) such Employee Plan was properly and legally established; (ii) such Employee Plan is, and at all times since inception has been, maintained, administered, operated and funded in all material respects in accordance with its terms and in compliance with all applicable Legal Requirements, including ERISA and the Code; (iii) each Acquired Company, each ERISA Affiliate and, to the knowledge of the Company, each other Person (including each fiduciary of such Employee Plan) has properly performed in all material respects all of its duties and obligations (whether arising by operation of any Legal Requirement, by Contract or otherwise) under or with respect to such Employee Plan, including all reporting, disclosure, notification and fiduciary duties and obligations; (iv) no Acquired Company, ERISA Affiliate or, to the knowledge of the Company, any other Person has engaged in a nonexempt prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code; and (v) no Acquired Company or ERISA Affiliate has incurred, and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which any Acquired Company, any ERISA Affiliate, the Surviving Corporation or any Subsidiary thereof or Parent could incur, directly or indirectly, any material liability or expense under ERISA, the Code or any other applicable Legal Requirement, or pursuant to any indemnification or similar agreement, with respect to any Employee Plan.

(g)     Each Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and its related trust or group annuity contract is exempt from taxation under Section 501(a) of the Code. Each such Employee Plan (i) is the subject of an unrevoked favorable determination letter from the IRS with respect to such Employee Plan’s qualified status under the Code, which letter takes into account all Legal Requirements in effect as of the Effective Time, (ii) has a timely filed request for such a letter pending with the IRS or has remaining a period of time under the Code or applicable Treasury Regulations or IRS pronouncements in which to request, and make any amendments necessary to obtain, such a letter from the IRS, or (iii) is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on a current favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan. Nothing has occurred, or is reasonably expected by any Acquired Company or any ERISA Affiliate to occur, that could adversely affect the qualification or exemption of any such Employee Plan or its related trust or group annuity contract or require the filing of a submission under the IRS’s Employee Plans Compliance Resolution System or the taking of any corrective action pursuant to such system to maintain the qualified status of such Employee Plan.

(h)     There are no actions, suits or claims (other than routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to (or against the assets of) any Employee Plan, nor to the knowledge of the Company is there a reasonable basis for any such action, suit or claim. No Employee Plan is currently under investigation, audit or review, directly or indirectly, by any Governmental Body, and, to the knowledge of the Company, no such action is contemplated or under consideration by any Governmental Body.

(i)     No Acquired Company or ERISA Affiliate sponsors, maintains or contributes to or has ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to) or has any direct, indirect or contingent liability with respect to: (i) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA or 414(f) of the Code; (ii) a multiple employer plan within the meaning of Section 210, 4063 or 4064 of ERISA or Section 413(c) of the Code; (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code; (iv) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA; or (v) a self-funded (or self-insured) health plan.

(j)     None of the Employee Plans provides severance, life insurance, medical or other welfare benefits (within the meaning of Section 3(1) of ERISA) to any current or former employee of any Acquired Company or any ERISA Affiliate (or to any other Person) after his or her retirement or other termination of employment or service, and no Acquired Company or ERISA Affiliate has ever represented, promised or contracted (whether in written or oral form) to any such employee or former employee (or to any other Person) that such benefits would be provided, except to the extent required by Section 4980B(f) of the Code and Part 6 of Subtitle B of Title I of ERISA or mandated by a foreign (i.e., non-United States) Governmental Body.

(k)     Part 3.17(k)(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the following with respect to each Company Associate who is an employee on the date hereof: (i) employee identification number assigned by the Acquired Companies, (ii) name and title/position, except for those international Company Associates, (iii) annual base salary or hourly wage, (iv) annual bonus target for the 2015 fiscal year, (v) equity grant target for the 2015 fiscal year, and if there was no such equity grant target, the value of the equity granted in fiscal year 2015, (vi) date of hire, (vii) geographic location, and (viii) the Company’s (or its Subsidiary’s) classification of such Company Associate as exempt or non-exempt with respect to the Fair Labor Standards Act and any applicable state, local or foreign wage and hour Legal Requirements, to the extent applicable. Part 3.17(k)(b) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the following with respect to each Company Associate who is an active independent contractor (who is a natural person) on the date hereof: (A) name, and (B) department to which the contractor is assigned.

(l)     Each International Employee Plan that is intended to qualify for special tax treatment meets all of the requirements for such treatment and has obtained all necessary approvals of all relevant Governmental Bodies. No International Employee Plan has any unfunded liabilities, determined in accordance with GAAP, that have not been fully accrued on the financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents or that will not be fully offset by insurance. All of the International Employee Plans are registered where required by, and are in good standing under, all applicable Legal Requirements.

(m)     All Persons performing services for any Acquired Company are properly classified as employees, independent contractors, as exempt or non-exempt, or otherwise under all Legal Requirements, and there has not been in the last three (3) years, and there is not pending or, to the knowledge of the Company, threatened, any claim, lawsuit, audit, investigation or arbitration that has been asserted or instituted against any Acquired Company by any Governmental Body or third party relating to the treatment of a non-exempt employee as exempt, or to the legal status or classification of an individual classified by any Acquired Company as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant), nor are any such individuals employees of any of the Acquired Companies. Part 3.17(m) of the Company Disclosure Schedule lists any filings made by any Acquired Company under the IRS’ Voluntary Classification Settlement Program.

(n)     For each Company Associate employed by an Acquired Company within the United States: (i) such Acquired Company has not received notice or other communication from any Governmental Body or third party regarding any violation or alleged violation of any applicable Legal Requirement relating to hiring, recruiting, employing of (or continuing to employ) anyone not authorized to work in the United States; and (ii) such Acquired Company has in its files a Form I-9 that is validly and properly completed in accordance with applicable Legal Requirement for each employee with respect to whom such form is required by Legal Requirement.

(o)     There are no loans by any Acquired Company to any Company Associate outstanding on the date of this Agreement (other than loans under any Employee Plan intended to qualify under Section 401(k) of the Code and routine travel advances made in the ordinary course of business).

(p)     (i) Each Employee Plan that provides deferred compensation subject to Section 409A of the Code satisfies in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Employee Plan), (ii) no amount under any such Employee Plan is or has been subject to (and no payment on account of the Transaction would be subject to) the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code, and (iii) no Company Option, stock appreciation right, or other similar right to acquire Company Common Stock or other equity of any Acquired Company granted to or held by an individual or entity who is or may be subject to United States taxation: (A) has an exercise price that is less than the fair market value of the underlying equity as of the date such Company Option, stock appreciation right or other similar right was granted; (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option, stock appreciation right or other similar right; or (C) to the extent it was granted after January 1, 2011, was granted with respect to a class of stock of the Company that is not “service recipient stock” (within the meaning of Section 409A and the proposed or final regulations or other IRS guidance issued with respect thereto).

(q)     No amount that could be received by any employee, officer or director of any Acquired Company in connection with the Transactions would fail to be deductible under Section 280G of the Code or result in an excise tax under Section 4999 of the Code. On or prior to the date hereof and based on information available to it at such time, the Company has delivered to Parent or Parent’s Representatives a reasonable estimate of the Company’s good faith calculations related to any potential liability of any Acquired Company, or any Company Associate thereof, under Section 280G or Section 4999 of the Code, respectively.

(r)     None of the Acquired Companies has any obligation to provide (whether pursuant to an Employee Plan or otherwise) a “gross-up,” reimbursement, indemnity or other payment to compensate any individual with respect to the additional Taxes pursuant to Section 280G of the Code, Section 4999 of the Code or Section 409A of the Code.

(s)     Except as set forth on Part 3.17(s) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement or other related agreements, nor the consummation of the Offer, the Merger and the other Transactions will or may (either alone or in conjunction with any other event, such as termination of employment), (i) result in any payment (including severance but excluding unemployment compensation required by Legal Requirements) becoming due to any Company Associate under any Employee Plan, (ii) increase any benefits otherwise payable under any Employee Plan, (iii) result in any acceleration of the time of payment or vesting of any benefits under any Employee Plan, (iv) result in the forgiveness of any indebtedness, (v) result in the imposition of any restrictions with respect to the amendment or termination of any of the Employee Plans, (vi) result in any obligation to fund a trust or similar instrument for future benefits under any of the Employee Plans, (vii) result in any payment under any Employee Plan which would not be deductible under Section 162(m) of the Code, or (viii) impair any of the rights of any Acquired Company, the Surviving Corporation, any of its Subsidiaries or Parent with respect to any Employee Plan (including the right to amend or terminate any Employee Plan at any time and without any material liability or expense to any Acquired Company, the Surviving Corporation or any of Subsidiary thereof, any ERISA Affiliate, Parent or such Employee Plan. No individual who is a party to a Company Employee Agreement listed on Part 3.17(s) of the Company Disclosure Schedule has terminated employment or been terminated by an Acquired Company, nor, to the knowledge of the Company, has any event occurred that could give rise to a termination event, in either case under circumstances that have given, or could give, rise to a severance obligation on the part of an Acquired Company under such agreement.

Section 3.18     Environmental Matters.

(a)     Each Acquired Company is and has been in compliance in all material respects with all applicable Environmental Laws and no current lessee of any property leased, owned or controlled by the Acquired Companies has received any written notice from a Governmental Body that alleges that such current lessee of any Acquired Company has been in violation of or is subject to liability under, in any material respect, any Environmental Law. Neither the Company, nor any other Acquired Company, has received any written notice from a Governmental Body that alleges that any Acquired Company has been in violation of, or is subject to liability under, in any material respect, any Environmental Law. Except set forth on Part 3.18(a) of the Company Disclosure Schedule, neither the Company nor any other Acquired Company has installed or used any of the following in connection with its business and none of the following is present at the Leased Real Property: (i) underground or aboveground storage tanks; (ii) any landfill, wastewater impoundment or other unit for the treatment, storage or disposal of Hazardous Materials; (iii) filled wetlands; (iv) polychlorinated biphenyls; (v) toxic mold; (vi) lead-based paint; or (vii) asbestos-containing materials. There has not been any Release of Hazardous Materials at, on, under or from the Leased Real Property. The Acquired Companies have not disposed of or recycled, or arranged for the disposal or recycling of any Hazardous Material at any third party property that is reasonably likely to result in material liability to the Acquired Companies. None of the Acquired Companies is subject to any order, decree, injunction or other arrangement with any Governmental Body relating to liability or obligations under any Environmental Law.

(b)     The Acquired Companies have delivered to Parent or Parent’s Representatives prior to the date of this Agreement copies of all environmental assessments, reports, studies, memoranda, sampling data, audits and all material documents in their possession that relate to their compliance with, or liability under, Environmental Laws or the environmental condition of any Leased Real Property.

Section 3.19     Insurance. (a) The Acquired Companies are presently insured for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured, (b) the Acquired Companies are in compliance in all respects with the terms of such policies and bonds and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination or modification, under any such policy or bond, and (c) at no time during the past three (3) years has any Acquired Company (i) been denied any insurance or indemnity bond coverage which it has requested or (ii) made any reduction in the scope or amount of its insurance coverage. The Company has delivered or otherwise caused to be delivered to Parent prior to the date of this Agreement true and complete copies of all material insurance policies, programs and arrangements and all such policies, programs and arrangements are in full force and effect.

Section 3.20     Transactions With Affiliates. During the past three (3) years, there have been no transactions, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction or series of similar transactions, agreements, arrangements or understandings, to which any of the Acquired Companies was, is or is proposed to be, a party that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 3.21     Legal Proceedings; Orders.

(a)     Except as set forth on Part 3.21(a) of the Company Disclosure Schedule, there is no Legal Proceeding pending or, to the knowledge of the Company, threatened, against any of the Acquired Companies, any of their respective properties or assets or, to the knowledge of the Company, any of their respective officers, directors or employees in their capacities as such.

(b)     There is no order, writ, injunction, decree, arbitration ruling, award, judgment or other finding to which any Acquired Company is subject (whether temporary, preliminary or permanent) that would result in a Material Adverse Effect. To the Company’s knowledge, no investigation or review by any Governmental Body with respect to any Acquired Company is pending or threatened, other than any investigations or reviews that, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect or materially impair the ability of the Company to consummate the Transactions.

Section 3.22     Inapplicability of Takeover Laws. As of the date hereof and at all times on or prior to the Offer Acceptance Time, assuming the accuracy of Parent’s and Purchaser’s representation and warranty set forth in Section 4.8, the Company Board has taken all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and the consummation of the Transactions. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is, or at the Effective Time will be, applicable to the Shares, the Offer, the Merger or the other Transactions.

Section 3.23     Vote Required. Assuming the Transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents are necessary to authorize or adopt this Agreement or to consummate the Transactions.

Section 3.24     Fairness Opinion. The Company Board has received the written opinion of Needham & Company, as financial advisor to the Company (the “Company Financial Advisor”), dated as of the date hereof, to the effect that, as of the date hereof, and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price to be received by the holders of Shares (other than Parent or any of its affiliates and other than holders of Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.25     Brokers and Finders. Neither the Acquired Companies nor any of their respective officers, directors, managers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with this Agreement or the Transactions, except that the Company has employed the Company Financial Advisor. The Company has delivered to Parent prior to the execution of this Agreement a true and complete copy of the engagement letter and any other agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to this Agreement or the Transactions.

Section 3.26     Export Controls. The Acquired Companies have conducted their respective export transactions and operations in accordance with applicable export control Legal Requirements, including the Export Administration Act, the International Traffic in Arms Regulations (the “ITAR”), the Export Administration Regulations (the “EAR”), and the Foreign Trade Regulations (“FTR”) and any applicable and analogous non-U.S. regimes. Without limiting the foregoing: (a) each Acquired Company has obtained all export licenses and other Permits required for its exports or reexports of products, software and technologies from the United States or to non-U.S. nationals and from any jurisdiction from which it exports products, software or technology; (b) each Acquired Company is in compliance with the terms of all such export licenses and other Permits; (c) there are no pending or, to the Company’s knowledge, threatened claims, fines, penalties or investigations against any of the Acquired Companies with respect to such export licenses or Permits; and (d) there are no actions, conditions or circumstances pertaining to any Acquired Company’s export transactions or operations that may give rise to any future claims, fines, penalties or investigations. All epitaxial and semiconductor process technologies, technical data, services and articles utilized by any of the Acquired Companies in the manufacture of its products to date or currently contemplated to be utilized by any Acquired Company in the future, whether owned, licensed, or obtained through supply agreements with third party providers (each, a “Company Process Technology”), are commercial or dual-use technologies controlled by the EAR, and no Company Process Technology are listed on the United States Munitions List or otherwise controlled by the ITAR.

Section 3.27     Government Contracts. Other than routine inquiries, audits and reconciliations, to the Company’s knowledge, no Acquired Company or any of their respective officers, directors, managers, agents, distributors, employees or other Person acting on behalf of any Acquired Company has been (a) under administrative, civil or criminal investigation or indictment by any Governmental Body (except as to routine security investigations), (b) suspended or debarred from doing business with any Governmental Body or any prime contractor or subcontractor of any Governmental Body, or threatened with debarment or suspension by a Governmental Body, or (c) the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Body or any prime contractor or subcontractor of any Governmental Body. To the Company’s knowledge, there is no conduct that would reasonably be expected to lead to the imposition of criminal, civil, administrative or contractual liability for fraud, false claims or false certifications or that would warrant a disclosure or external or internal investigation with respect to any noncompliance, irregularity, misstatement or omission arising under or related to any Contract between any Acquired Company, on the one hand, and any Governmental Body or any prime contractor or subcontractor of any Governmental Body, on the other hand. To the Company’s knowledge, all such Contracts were legally awarded and, as of the date of this Agreement, no Acquired Company has received any written notice of termination for convenience, notice of termination for default, cure notice or show cause notice pertaining to any such Contract. Each Acquired Company is in material compliance with all applicable national security obligations and security measures required by such Contracts or applicable Legal Requirement and, to the Company’s Knowledge, there are no facts or circumstances that would, or would reasonably be expected to, result in the suspension or termination of any security clearances or that would reasonably be expected to render the Company ineligible for such security clearances in the future.

Section 3.28     Information in the Offer Documents and Schedule 14D-9. None of the information with respect to the Acquired Companies supplied or to be supplied by or on behalf of the Company for inclusion in the Offer Documents will, at the time of the filing of the Offer Documents, at any time it is amended or supplemented or at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing, at any time it is amended or supplemented and at the time of publication, distribution and dissemination to the Company’s stockholders, the Schedule 14D-9 (a) will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 3.28 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company by Parent or Purchaser or any of their Representatives for inclusion therein.

Section 3.29     Customers and Suppliers. Part 3.29(a) of the Company Disclosure Schedule accurately identifies the name of each end customer and distributor, and revenues received from such end customer and distributor, that accounted for: (a) more than five percent (5%) of the consolidated gross revenues of the Acquired Companies in the fiscal year ended or (b) more than five percent (5%) of the consolidated gross revenues of the Acquired Companies in the nine (9) months ended September 30, 2015. Part 3.29(b) of the Company Disclosure Schedule accurately identifies the name of each supplier, and the payments made to such supplier, that accounted for: (i) more than five percent (5%) of the consolidated gross expenses of the Acquired Companies in the fiscal year ended December 31, 2014; or (ii) more than five percent (5%) of the consolidated gross expenses of the Acquired Companies in the nine (9) months ended September 30, 2015. None of the Acquired Companies has received any written notice stating any end customer, distributor, supplier or other Person identified on Part 3.29(a) of the Company Disclosure Schedule or Part 3.29(b) of the Company Disclosure Schedule intends to cease dealing with any of the Acquired Companies.

Section 3.30     Product Liability. None of the Acquired Companies has, during the past three (3) years, had any material liability (and there is no basis for any present or future Legal Proceeding against any of them giving rise to any material liability) arising out of any injury to individuals or damage to property as a result of the ownership, possession or use of any product designed, manufactured, sold or delivered by any Acquired Company. During the past three (3) years, no product designed, manufactured, sold or delivered by any Acquired Company, or any part or component thereof, is or has been the subject of any product recall, service bulletin or similar product corrective action in connection with any actual, alleged or potential product defect. To the knowledge of the Company, there is no reason to believe that any of the products designed, manufactured, sold or delivered by any Acquired Company during the past three (3) years, will fail any tests conducted after the Closing or be the subject of any product recall, service bulletin or similar product corrective action.

Article 4

Representations and Warranties of Parent and Purchaser

Parent and Purchaser hereby represent and warrant to the Company as follows:

Section 4.1     Due Organization. Except with respect to matters that, individually or in the aggregate, would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions, each of Parent and Purchaser is a corporation and each is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary corporate power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used. Parent has delivered to the Company or the Company’s Representatives prior to the date of this Agreement accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Purchaser, including all amendments thereto. Neither Parent nor Purchaser is in material violation of their respective certificate of incorporation or bylaws.

Section 4.2     Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions. Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

Section 4.3     Authority; Binding Nature of Agreement. Each of Parent and Purchaser has the corporate power and each of Parent and Purchaser has the authority to execute and deliver and perform their obligations under this Agreement. The execution, delivery and performance by Parent and Purchaser of this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors, and no other corporate proceedings on the part of Parent or Purchaser, as applicable, are necessary to authorize this Agreement or to consummate the Transactions, other than, the adoption of this Agreement (immediately following its execution) by Parent as the sole stockholder of the Purchaser. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4.4     Non-Contravention; Consents. Assuming compliance with the rules and regulations of NASDAQ, the execution, delivery and performance of this Agreement by Parent and Purchaser, and the consummation by Parent and Purchaser of the transactions contemplated by this Agreement, will not: (a) result in a breach or violation of, or default under, any of the provisions of the certificate of incorporation or bylaws of Purchaser or Parent; (b) result in a breach or violation by Parent or Purchaser of any Legal Requirement applicable to Parent or Purchaser, or to which either of them is subject; or (c) with or without notice or lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, any change in or acceleration or creation of any obligations or the creation of any Encumbrance on the assets of Parent or Purchaser or change or loss of rights pursuant to, any Contract, in each case, that would be binding upon Parent or Purchaser, except as, individually or in the aggregate, would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. Except as may be required by the Exchange Act, blue sky Legal Requirements and Takeover Laws, the DGCL, and the rules and regulations of NASDAQ, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice or report to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution, delivery and performance of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Transactions, except those that the failure to make or obtain, individually or in the aggregate, would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the transactions contemplated by this Agreement.

Section 4.5     Information in the Offer Documents and Schedule 14D-9. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser for inclusion in the Schedule 14D-9 will, at the time of the filing of the Schedule 14D-9, at any time it is amended or supplemented or at the time of any distribution or dissemination of the Schedule 14D-9, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of the Offer Documents, at any time any Offer Document is amended or supplemented, at the time of the distribution and dissemination of the Offer Documents, the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents based upon information supplied to Parent by the Acquired Companies or any of their Representatives specifically for inclusion therein.

Section 4.6     Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of Parent, threatened against Parent or Purchaser that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. As of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions.

Section 4.7     Funds. Parent and Purchaser have available to them sufficient funds to consummate the Transactions and satisfy all of Parent’s and Purchaser’s obligations under this Agreement, including payment in cash of the aggregate Offer Price at the Offer Acceptance Time and the aggregate Merger Consideration on the Closing Date. Parent and Purchaser acknowledge and agree that their obligations hereunder are not subject to any condition regarding Parent’s, Purchaser’s or any other Person’s ability to obtain financing for the Offer, the Merger or the Transactions.

Section 4.8     Ownership of Company Common Stock. As of the date of this Agreement, none of Parent or any of Parent’s Subsidiaries or any of their affiliates and associates owns (within the meaning of Section 203 of the DGCL), and at all times for the past five (5) years, neither Parent nor any of Parent’s Subsidiaries or any of their affiliates and associates has owned (within the meaning of Section 203 of the DGCL), any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. Neither Parent nor Purchaser is, nor at any time during the past three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Article 5

Certain Covenants of the Company

Section 5.1     Access and Investigation.

(a)     During the period from the date of this Agreement until the Effective Time, upon reasonable advance notice to the Company, the Company will, and will cause the other Acquired Companies to, provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Acquired Companies’ Representatives, personnel, properties, assets, customers, suppliers and vendors and to all existing books, records and other documents and information relating to any of the Acquired Companies; provided, however, that any such access will be conducted in such a manner as to not to interfere unreasonably with the normal operation of the business of the Acquired Companies; provided, further, that no investigation pursuant to this Section 5.1 will affect or be deemed to modify any representation or warranty made by the Company in this Agreement. With respect to the information disclosed pursuant to this Section 5.1, Parent will comply with, and will instruct the applicable Representatives of Parent to comply with, all of its confidentiality obligations under the Mutual Nondisclosure and Standstill Agreement, dated as of September 15, 2015, by and between Parent and the Company (the “Confidentiality Agreement”).

(b)     Nothing in Section 5.1(a) will require the Company to disclose, or provide any access to, any information to Parent or any of Parent’s Representatives if such access or disclosure would (i) result in the waiver of any attorney client or other applicable privilege; or (ii) contravene any applicable Legal Requirement. The Company and Parent will each use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply.

Section 5.2     Operation of the Company’s Business.

(a)     During the Pre-Closing Period: (i) except (x) as required or otherwise contemplated under this Agreement, (y) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed) or (z) as set forth on Part 5.2 of the Company Disclosure Schedule, the Company will, and will cause each of the other Acquired Companies to, conduct its business and operations (A) in the ordinary course and in substantially the same manner as previously conducted and (B) use commercially reasonable efforts to maintain compliance with all applicable Legal Requirements and the requirements of all Material Contracts; and (ii) the Company will promptly notify Parent of (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced, or, to its knowledge, threatened, relating to or involving or otherwise affecting any of the Acquired Companies that relates to any of the Transactions. The Company will, and will cause each other Acquired Company to, use all reasonable efforts to preserve intact the components of its current business organization, including keeping available the services of current officers, directors, managers, employees, advisors and consultants, and use all reasonable efforts to maintain relations and goodwill with their respective suppliers, distributors, manufacturers, customers and other business associates and Governmental Bodies.

(b)     Without limiting the generality of the foregoing, during the Pre-Closing Period, except (x) as required or otherwise contemplated under this Agreement, (y) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed) or (z) as set forth on Part 5.2 of the Company Disclosure Schedule, the Company will not, and will not permit any other Acquired Company to:

(i)     declare, authorize, set aside or pay any dividend or make any other distribution in respect of any shares of the Company’s capital stock, or purchase or repurchase, redeem or otherwise acquire any shares of the Company’s capital stock, other than (A) dividends or distributions between or among any of the Acquired Companies, (B) acquisitions by the Company of Shares in connection with the surrender by holders of Company Stock Options to pay the exercise price of such Company Stock Options, (C) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to Company Equity Plans and (D) the acquisition by the Company of Company Stock Options, Company Stock-Based Awards, Company Performance Awards or purchase rights under the ESPP in accordance with the terms thereof in effect as of the date of this Agreement, as applicable, in connection with the forfeiture of such awards;

(ii)     sell, issue, grant or authorize the issuance or grant of, or accelerate the vesting or modify the terms of, (A) any capital stock or other security, (B) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security; provided, however, that Company may issue Shares upon the valid exercise of Company Stock Options or pursuant to Company Stock-Based Awards or ESPP Purchase Rights, in each case outstanding as of the date of this Agreement;

(iii)     split, combine or reclassify its outstanding shares of capital stock or enter into any agreement with respect to voting of any of its capital stock or any securities convertible into or exchangeable for such capital stock;

(iv)     (A) except as required by applicable Legal Requirement, (1) increase the compensation payable or that could become payable by any Acquired Company to directors, managers, officers or employees, (2) enter into or amend in any material respect, any existing employment, severance, retention or change in control agreement with any of its past or present officers or employees, including any arrangement that would require disclosure pursuant to the first sentence of Section 3.17 if entered into prior to the date of this Agreement, (3) promote any officers or employees, except as the result of the termination or resignation of any officer or employee, or (4) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Employee Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Employee Plan, other than contributions required by applicable Legal Requirements or the terms of such Employee Plans as in effect on the date hereof, or (B) pay or enter into a Contract to pay any “stay bonus,” “closing bonus” or any other bonus or compensation in connection with the execution and delivery of this Agreement or the Transactions;

(v)     enter into, adopt, amend, terminate or extend any collective bargaining Contract, or any similar agreement with any union, works council or similar employee representative body;

(vi)     make any widespread communication with the employees of the Acquired Companies or make any commitments to any employees regarding the compensation, benefits or other treatment they will receive in connection with the Offer or the Merger, unless any such communications are consistent in all respects with prior directives or documentation approved by Parent (in which case, the Acquired Companies will provide Parent with prior notice of and the opportunity to review and comment upon any such written or other formal or group communications);

(vii)     amend, modify or waive any provision of, or permit the adoption of, any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(viii)     (A) acquire any equity interest or other interest in any other Entity, or (B) enter into any joint venture, partnership or similar arrangement providing for the sharing of profits and losses;

(ix)     incur any indebtedness for borrowed money or issue any debt securities or other rights to acquire debt securities of the Company or any Acquired Company or assume, guarantee or endorse, as an accommodation or otherwise, the obligations of any other Person (other than another Acquired Company), other than the incurrence of indebtedness under the Loan and Security Agreement by and between the Company and Silicon Valley Bank (as amended, modified or supplemented from time to time) in an aggregate amount outstanding at any time prior to the Closing of up to $4,000,000; provided that the Company provides Parent with no fewer than three (3) Business Days’ prior written notice for any individual incurrence of indebtedness under such Loan and Security Agreement in excess of $500,000;

(x)     enter into, or amend, modify, terminate or waive any provision of any Contract relating to Debt (whether incurred, assumed, guaranteed or secured by any asset);

(xi)     make any capital expenditure in excess of $25,000 individually or $100,000 in the aggregate, other than capital expenditures made in the ordinary course of business or otherwise consistent with the Company’s capital expenditure budget delivered to Parent prior to the date hereof;

(xii)     other than in the ordinary course of business: (A) acquire, lease, license or sublicense any right or other asset, including Intellectual Property Rights, from any other Person; (B) sell or otherwise dispose of, or lease, license or sublicense, or grant any covenants not to assert or sue with respect to, any material right or other material asset, including material Intellectual Property Rights, to any other Person, except sales of products and grants of non-exclusive licenses associated with sales of products in the ordinary course of business; or (C) waive or relinquish, abandon, allow to lapse or encumber (except for any Permitted Encumbrance) any material right or material asset, including material Intellectual Property Rights (except for any patents within the Company Managed IP having lapsed or expired at the end of their statutory term);

(xiii)     lend money or make capital contributions to, or make investments in, any Person, except in each case in the ordinary course of business;

(xiv)     enter into, modify, amend or terminate any Material Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably expected to (A) result in a Material Adverse Effect; or (B) limit or restrict the Surviving Corporation, any Affiliate of the Surviving Corporation or any of their successors and assigns from engaging or competing in any line of business or in any geographical area;

(xv)     except to the extent required by applicable Legal Requirements, make or change any material Tax election, settle or compromise any material Tax liability, claim or assessment, change any annual Tax accounting period, change or consent to any change in any Tax accounting method, file any amended material Tax Return, enter into any closing agreement, surrender any right to claim a material Tax refund, waive or extend or consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, Tax claim or assessment, or incur any material liability for Tax outside the ordinary course of business;

(xvi)     hire or terminate any employee or independent contractor outside of the ordinary course of business or with annual aggregate compensation in excess of $100,000;

(xvii)     commence or settle any Legal Proceeding;

(xviii)     change any of its methods of accounting or accounting practices in any material respect unless required by GAAP or applicable Legal Requirements; or

(xix)     agree or commit to take any of the actions described in clauses (i) through (xviii) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein will give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Companies prior to the Offer Acceptance Time. Nothing in this Section 5.2 will constitute, or be interpreted to include, any promise or guarantee of financial performance or other results of operations.

Section 5.3     Go-Shop Period; No Solicitation.

(a)     Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59:59 p.m. (New York City time) on December 6, 2015 (the “Go-Shop Period End Date”), the Company and the other Acquired Companies and their respective Representatives will have the right to: (i) solicit, initiate or encourage, any inquiry, indication of interest, proposal or offer that constitutes an Acquisition Proposal; (ii) waive or permit the waiver of, or terminate, any “standstill” or similar obligation of any Person with respect to the Company or any other Acquired Company to allow such Person to submit an Acquisition Proposal in compliance with this Section 5.3; (iii) furnish information (including non-public information) regarding any of the Acquired Companies, and afford reasonable access during normal business hours to, the business, properties, assets, books, records and personnel of the Acquired Companies, to any Person in connection with or in response to an Acquisition Proposal pursuant to (A) an executed confidentiality agreement with such Person that is no less restrictive to the other party, in the aggregate, than the Confidentiality Agreement is to Parent (it being understood that such confidentiality agreement will not include an obligation of the Company to reimburse such Person’s expenses) (each, an “Acceptable Confidentiality Agreement”), or (B) to the extent applicable, the confidentiality agreement entered into with such Person prior to the date of this Agreement (it being understood that the Company may waive or permit the waiver of any “standstill” provision of any such confidentiality agreement solely to the extent necessary to allow such Person to make an Acquisition Proposal); provided, however, that the Company will concurrently furnish all such information or access to Parent (to the extent such information or access has not been previously furnished by the Company to Parent or Parent’s Representatives); and (iv) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and cooperate with or assist or participate in or facilitate any such inquiry, indication of interest, proposal or offer or any effort or attempt to make an Acquisition Proposal.

(b)     As promptly as reasonably practicable, and in any event within one (1) Business Day following the Go-Shop Period End Date, the Company will deliver to Parent a written notice setting forth: (A) the identity of each Excluded Party and each other Person that, to the knowledge of the Company, has (or is expected to have) a material equity interest in the Acquisition Proposal proposed by such Excluded Party; and (B) the material terms and conditions of the pending Acquisition Proposal made by such Excluded Party (including the price per share thereof). The Company will keep Parent reasonably informed of any material amendment or modification of such Acquisition Proposal, and in any event within twenty-four (24) hours thereof.

(c)     From and after the Go-Shop Period End Date until the earlier of the Offer Acceptance Date and the termination of this Agreement in accordance with Article 8, the Company will not, and will cause the other Acquired Companies not to, and will use all reasonable best efforts to cause their respective Representatives not to, directly or indirectly: (i) solicit, initiate, or knowingly take any action to induce, facilitate or encourage the submission or announcement of any Acquisition Proposal or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding any of the Acquired Companies to any Person (other than Parent or Purchaser) in connection with or in response to an Acquisition Proposal or an inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person (other than Parent or Purchaser) with respect to any Acquisition Proposal or an inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (other than to state they are not permitted to engage in such discussions or negotiations); (iv) adopt, approve, recommend, submit to stockholders or declare advisable any Acquisition Proposal (or grant any waiver under Section 203 of the DGCL in connection with such Acquisition Proposal); (v) release or permit the release during the Pre-Closing period of any Person from, or waive or permit the waiver of any provision of any confidentiality, “standstill,” or similar provision of any agreement to which any of the Acquired Company is a party; or (vi) enter into any agreement in principle, letter of intent, term sheet, merger Contract, acquisition Contract, option Contract or similar Contract or any Contract contemplating or otherwise relating to any Acquisition Proposal (except for the entry into Acceptable Confidentiality Agreements); provided, however, that the Company and its Representatives will be permitted to take the actions described in this Section 5.3(c) (other than the actions described in clauses (iv) and (vi) of this Section 5.3(c), except to the extent effected in accordance with this Agreement) with respect to any Excluded Party, including with respect to any amended or revised proposal submitted by such Excluded Party following the Go-Shop Period End Date.

(d)     Notwithstanding anything to contrary herein, at any time after the Go-Shop Period End Date and prior to the Offer Acceptance Time, the Company may furnish information regarding the Acquired Companies to, and participate in discussions or negotiations with, any Person (other than an Excluded Party, with respect to which the following restrictions in this Section 5.3(d) will not apply) (and may waive such Person’s noncompliance with the provisions of any confidentiality or “standstill” provision) in response to an unsolicited bona fide written Acquisition Proposal that is submitted after the date of this Agreement to the Company by such Person (and not withdrawn) if: (A) such Acquisition Proposal did not result from a breach of Section 5.3(c); (B) the Company Board concludes in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that (1) such bona-fide written Acquisition Proposal constitutes a Superior Offer or could reasonably be expected to lead to a Superior Offer and (2) the failure to take such action would constitute a breach by the Company Board of its fiduciary duties to the Company’s stockholders under applicable Legal Requirements, (C) prior to furnishing such information, the Company receives from such Person an Acceptable Confidentiality Agreement, and (D) the Company concurrently (x) notifies Parent that it is furnishing information to, or entering into discussions with, such Person and (y) if it is furnishing information to such Person, furnishes all such information to Parent (to the extent such information has not been previously furnished by the Company to Parent or Parent’s Representatives). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any action by a Representative of the Company which would constitute a breach of any of the restrictions set forth in this Section 5.3 if taken by the Company or any Acquired Company, whether or not such Representative is purporting to act on behalf of the Company or any Acquired Company, will be deemed to constitute a breach of this Section 5.3 by the Company.

(e)     During the Pre-Closing Period, the Company will promptly (and in no event later than twenty-four (24) hours after receipt thereof) advise Parent orally and in writing of any Acquisition Proposal, any inquiry, indication of interest, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal (including a request for nonpublic information relating to any of the Acquired Companies), including (i) the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request, (ii) the material terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request, and (iii) an unredacted copy of all written materials provided in connection with such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request. After receipt of the Acquisition Proposal, inquiry, indication of interest or request, the Company will promptly (and in any event within twenty-four (24) hours) keep Parent informed of any material change in status, terms and pertinent details of any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request (including by providing prompt notice of all material amendments or proposed material amendments thereto) and will promptly (and in any event within twenty-four (24) hours) provide to Parent an unredacted copy of written materials subsequently provided in connection with such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request.

(f)     Immediately following the Go-Shop Period End Date, except as otherwise expressly permitted by this Section 5.3, the Company will cease and cause to be terminated any discussions with any Person (other than Excluded Parties, Parent or Purchaser) that relate to any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal, and will terminate such Person’s access to any physical or electronic data rooms established by the Company or its Representatives in connection with any possible Acquisition Proposal. Following the Go-Shop Period End Date, except as otherwise expressly permitted by this Section 5.3, the Company will promptly (but in no event later than one (1) Business Day following the Go-Shop Period End Date) demand that each Person (other than Excluded Parties) that has executed a confidentiality agreement with the Company or any of its Affiliates or Subsidiaries or any of its or their Representatives with respect to such Person’s consideration of a possible Acquisition Proposal to immediately return or destroy all confidential information heretofore furnished by the Company, any other Acquired Company or any of its or their Affiliates or Representatives to such Person, its Subsidiaries or any of its or their Affiliates or Representatives, pursuant to the terms of such confidentiality agreement.

(g)     None of the Company, the Company Board or any committee thereof will (i) withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw or qualify or modify, in either case, in a manner adverse to Parent or Purchaser, the Company Board Recommendation, (ii) approve, recommend, submit to stockholders for approval and adoption or declare advisable any Acquisition Proposal, (iii) fail to publicly reaffirm the Company Board Recommendation within five (5) Business Days after receipt of a written request by Parent to provide such reaffirmation following the commencement by a third party of a tender offer or exchange offer related to the Shares or public disclosure of an Acquisition Proposal other than a commenced tender offer or commenced exchange offer or (iv) within five (5) Business Days following the commencement by a third party of any tender offer or exchange offer related to the Shares, fail to file a Schedule 14D-9 disclosing that the Company recommends rejection of such tender offer or exchange offer (any action described in clause (i), (ii), (iii) or (iv), an “Adverse Change Recommendation”), except as expressly permitted by Section 5.3(h) or Section 5.3(j).

(h)     Notwithstanding anything to the contrary contained in this Agreement, at any time prior to Purchaser accepting, for the first time, for payment Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”), the Company Board may make an Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement if and only if: (i) in the event of a Superior Offer, such Superior Offer did not result from a breach of this Section 5.3; (ii) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement would constitute a breach by the Company Board of its fiduciary duties to the Company’s stockholders under applicable Legal Requirements; (iii) in the event of a Superior Offer, Parent has received from the Company prior written notice of the Company’s intention to make an Adverse Change Recommendation or to terminate this Agreement to enter into a Specified Agreement at least five (5) Business Days prior to making any Adverse Change Recommendation or terminating this Agreement to enter into a Specified Agreement (each, a “Change of Recommendation Notice”); and (iv) in the event of a Superior Offer, the Company will comply with clauses (A) through (E) as follows: (A) prior to giving effect to clauses (B) through (E), the Company Board must have determined that such Acquisition Proposal is a Superior Offer; (B) the Company must have provided to Parent in writing the material terms and conditions of such Acquisition Proposal; (C) the Company must have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) during the five (5) Business Day period provided in the foregoing clause (iii) of this Section 5.3(h) with respect to any proposed revisions to this Agreement or other proposals made by Parent, if any, so that the Acquisition Proposal would no longer constitute a Superior Offer; (D) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, and after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, the Company Board must have determined in good faith that such Acquisition Proposal remains a Superior Offer and that the failure to make the Adverse Change Recommendation or terminate this Agreement to enter into a Specified Agreement would constitute a breach by the Company Board of its fiduciary duties to the Company’s stockholders under applicable Legal Requirements; and (E) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company must have complied with Section 8.1(e). For the avoidance of doubt, the provisions of this Section 5.3(h) also apply to any material amendment to any Acquisition Proposal or any successive Acquisition Proposals (except that any reference to five (5) Business Days will instead be two (2) Business Days).

(i)     Nothing contained in Section 5.3(h) will prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, and (ii) making any disclosure to the Company’s stockholders that the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to make such disclosure would constitute a breach of its fiduciary duties to the Company’s stockholders under applicable Legal Requirements; provided that, in either case, any such disclosure does not contain an Adverse Change Recommendation unless the Company first has complied with Section 5.3(h). Neither the Company nor the Company Board will be permitted to recommend that the Company stockholders tender any securities in connection with any tender or exchange offer or otherwise approve, endorse or recommend any Acquisition Proposal, unless in each case, in connection therewith, the Company Board effects an Adverse Change Recommendation in accordance with the terms of this Agreement.

(j)     Notwithstanding anything to the contrary herein, at any time prior to the Offer Acceptance Time, the Company Board may make an Adverse Change Recommendation with respect to an Intervening Event that does not relate to an Acquisition Proposal if and only if: (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Adverse Change Recommendation would constitute a breach by the Company Board of its fiduciary duties to the Company’s stockholders under applicable Legal Requirements; (ii) Parent has received from the Company a Change of Recommendation Notice at least five (5) Business Days prior to making any Adverse Change of Recommendation, describing the Intervening Event in reasonable detail; (iii) during such five (5)-Business Day period, the Company has negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to any proposed revisions to this Agreement or other proposals made by Parent, if any, that would obviate the need to make an Adverse Change Recommendation; and (iv) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Company Board has determined in good faith that the failure to make the Adverse Change Recommendation would constitute a breach by the Company Board of its fiduciary duties to the Company’s stockholders under applicable Legal Requirements. The provisions of this Section 5.3(j) will also apply to any material change to the facts and circumstances relating to an Intervening Event, in which case such change will require a new Change of Recommendation Notice and the Company will be required to comply again with the provisions of this Section 5.3(j).

(k)     Except immediately prior to the entry into a Specified Agreement that is entered into in compliance with the terms of this Section 5.3 and Section 8.1(e), the Company will not waive the application of any Takeover Law or similar Legal Requirement.

Section 5.4     ISRA Compliance. The Company will comply with ISRA in connection with and as may be necessary to facilitate the consummation of the Transactions, including submitting to the NJDEP the necessary General Information Notice, retaining the Licensed Site Remediation Professional (and documenting the Licensed Site Remediation Professional retention with the NJDEP), and obtaining a Remediation in Progress Waiver or, as the alternative to the Remediation in Progress Waiver, submitting to the NJDEP a Remediation Certification or Response Action Outcome, prior to consummation of the Transaction (“ISRA Compliance”). If applicable, the Company will establish the necessary Remediation Funding Source in connection with the ISRA Compliance. The Company will keep Parent apprised and informed of the ISRA Compliance progress and provide regular updates to Parent (or more frequent updates if so requested by Parent), including providing drafts of submissions to the NJDEP for review by Parent prior to submission to the NJDEP. In connection with the Company’s obligation to keep Parent informed of the ISRA Compliance progress, at times mutually convenient for Parent, the Company and the Licensed Site Remediation Professional prior to the consummation of the Transactions, the Company will make available to Parent and its Representatives, with participation by Company Representatives, the Licensed Site Remediation Professional retained by the Company in connection with the ISRA Compliance. With respect to the information disclosed pursuant to this Section 5.4, Parent will comply with, and will instruct the applicable Representatives of Parent to comply with, all of their respective confidentiality obligations under the Confidentiality Agreement. All capitalized terms used in this Section 5.4 not otherwise defined in this Agreement will have the same meaning as in ISRA.

Article 6

Additional Covenants of the Parties

Section 6.1     Filings and Approvals.

(a)     Without limiting the generality of anything contained in this Section 6.1, the Company and Parent will cooperate with each other and use (and will cause their respective Subsidiaries to use) reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and Legal Requirements to consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Body or other Person in connection with the consummation of the Transactions.

(b)     Each party hereto will (i) give the other parties prompt notice of the making or commencement of any Legal Proceeding by or before any Governmental Body with respect to the Transactions of which such party had knowledge, (ii) keep the other parties reasonably informed as to the status of any such Legal Proceeding and (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other Governmental Body to the extent regarding the Transactions or regarding any such Legal Proceeding, and provide a copy of all written communications. Parent and the Company will have the right to review (and have their respective counsel review) in advance, and to the extent practicable each will consult the other on, all material information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appears in any filing made with, or written materials submitted to, any Governmental Body in connection with the Offer and the Transactions and will consider in good faith all comments reasonably proposed by Parent or the Company, as the case may be. In addition, each party hereto will (A) except as may be prohibited by any Legal Requirement, permit authorized Representatives of the other party to have access to and be consulted in connection with any proposed written material communication to any Governmental Body in connection with the Transactions, and (B) as circumstances reasonably permit, consult with the other party in advance of any meeting or conference with a Governmental Body relating to the Transactions and give the other party the opportunity to attend and participate in such meetings and conferences.

(c)     Nothing in this Section 6.1 or elsewhere in this Agreement will require, or be construed to require, Parent or any of its Affiliates (including Purchaser) to (i) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, before or after the Effective Time, the sale, divestiture, licensing or disposition of any assets or businesses of Parent or its Subsidiaries and Affiliates, or of the Acquired Companies, (ii) otherwise take or commit to take any action that would limit the freedom of action of Parent, its Subsidiaries (including the Surviving Corporation and the Acquired Companies) or Affiliates with respect to, or would limit Parent’s or its Affiliates’ ability to retain, any of the businesses, product lines or assets of Parent or its Subsidiaries (including the Surviving Corporation and the Acquired Companies) in each case as may be required to avoid the entry of, or to effect the dismissal or termination of, any injunction, temporary restraining order or other order in any Legal Proceeding, or (iii) defend any Legal Proceeding challenging this Agreement or the consummation of the Offer, the Merger or any of the other Transactions (other than the defense against any request for preliminary relief).

Section 6.2     Indemnification of Officers and Directors.

(a)     From and after the Effective Time until the six (6)-year anniversary of the Closing, the Surviving Corporation will (and if the Surviving Corporation for any reason cannot, Parent will) (i) indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of any Acquired Company (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees and disbursements), judgments, fines, losses, claims, settlements, damages or liabilities in connection with actions or omissions occurring or alleged to have occurred at or prior to the Effective Time and advance expenses with respect thereto, and (ii) honor and maintain in effect for a period of six (6) years from the Effective Time (A) all rights to indemnification of each Indemnified Party, in each case as provided, as applicable, in the certificates of incorporation and bylaws (or comparable organizational documents) of the Acquired Companies, and (B) all rights to indemnification in any indemnification agreements between such Acquired Company and any Indemnified Party entered into prior to the date hereof and a copy of which has been provided to Parent. The certificate of incorporation and bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and advancement of expenses set forth in the Company Charter and the Company Bylaws, and any indemnification agreements between the Company and any Indemnified Party will survive the Merger and will continue in full force and effect in accordance with their terms, and such provisions and agreements will not be amended, repealed or otherwise modified for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Legal Requirements..

(b)     Parent will cause to be maintained in effect for not less than six (6) years from the Effective Time the policies of directors’ and officers’ liability insurance maintained by the Acquired Companies as of the date hereof (or such other insurance policy with substantially similar coverage and with terms and conditions that are not less advantageous in any material respect than the Acquired Company’s existing policies) for the Indemnified Parties and any other employees, agents or other individuals otherwise covered by such insurance policies prior to the Effective Time with respect to matters occurring or alleged to have occurred at or prior to the Effective Time (including the Transactions); provided, however, that, in lieu of the purchase of such insurance by Parent or the Surviving Corporation, the Company may at its option prior to the Effective Time instruct its authorized insurance broker to procure for the Company a fully prepaid, non-cancellable six (6)-year run-off program for directors’ and officers’ liability insurance providing at least the same coverage with respect to matters occurring at or prior to the Effective Time and obtained from the same or similar insurance carriers that currently provide the Company’s director and officer liability insurance; provided, that if the aggregate annual premiums for such run-off program exceeds one hundred fifty percent (150%) of the per annum rate of premium paid by the Company as of the date hereof for their existing officers’ and directors’ liability insurance policies, then the Company will procure the maximum coverage that will then be available at an equivalent annual premium equal to one hundred fifty percent (150%) of such rate; provided, further, that the Company’s procurement of such fully prepaid run-off policy in accordance with this sentence will be deemed to satisfy in full the obligations of Parent and Surviving Corporation pursuant to this Section 6.2(b).

(c)     If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors, assigns and transferees of Parent or the Surviving Corporation or their respective successors or assigns, as the case may be, assume the obligations set forth in this Section 6.2.

(d)     The provisions of this Section 6.2 will survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Notwithstanding anything herein to the contrary, (A) the obligations of Parent and the Surviving Corporation or their respective successors will be subject to any limitation imposed by applicable Legal Requirements (including any limitation on the Company’s ability to indemnify its own directors and officers), and (B) Parent will have no obligation to maintain the existence of the Surviving Corporation following the Effective Time.

Section 6.3     Securityholder Litigation. The Company will promptly notify Parent of any Legal Proceeding brought, or threatened, against the Company or members of the Company Board with respect to any of the Transactions and will give Parent the opportunity to consult with the Company with regard to, and participate in but not control, the defense and settlement of any such litigation. Without limiting the foregoing, but subject to Section 6.1, the Company will give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such Legal Proceeding against the Company, the Company Board or any officer or director of an Acquired Company (or any similar Legal Proceeding involving any of the Acquired Companies) relating to the Transactions, and the right to consult on the settlement with respect to such Legal Proceeding, and the Company will in good faith take such comments into account, and, no such settlement will be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.4     Payoff of Indebtedness. No fewer than three (3) Business Days prior to the Closing Date, the Company will deliver to Parent a draft payoff letter relating to the repayment of any indebtedness of the Company and each other Acquired Company then outstanding (including principal, interest, fees, expenses and other amounts payable) under the Loan and Security Agreement by and between the Company and Silicon Valley Bank, and, unless otherwise directed by Parent in writing no fewer than three (3) Business Days prior to the Closing Date, (a) immediately prior to the Closing the Company will cause the foregoing payoff letter to be duly executed and delivered to Parent and (b) Purchaser will repay, or cause to be repaid, for the account of the Company and each other Acquired Company, by wire transfer of immediately available funds, all such amounts owed under the foregoing credit agreement, as directed by the administrative agent thereunder, and terminate any liens and guarantees with respect to such indebtedness.

Section 6.5     Third Party Consents. The Company will use commercially reasonable efforts, and will cause each other Acquired Company to use commercially reasonable efforts, to obtain waivers and consents from any and all third parties with respect to each Contract listed on Part 6.5 of the Company Disclosure Schedule; provided that, in connection with obtaining such waivers and consents, the Company will not agree to any change to such Contracts that would be materially adverse to the interest of the Company, its Subsidiaries or, after the Merger, Parent, in each case without the prior written consent of Parent.

Section 6.6     Publicity. Parent and the Company will consult with each other and provide each other the reasonable opportunity to review and comment upon any press release or other public announcement with respect to the Offer, the Merger or any of the other Transactions before issuing any such press release or public announcement to the extent possible, and such party will consider such comments in good faith; provided that the foregoing will not apply to: (a) any press release or public announcement made with respect to the Transactions that is not inconsistent with, or more expansive in any material respect than, any prior press release or public announcement validly made in accordance with this Section 6.6; (b) any press release or other public announcement as may be required by any applicable Legal Requirement or to enforce a party’s rights or remedies under this Agreement; and (c) communications permitted by the Company or Company Board pursuant to Section 5.3, including any release or announcement made with respect to an Superior Offer or Adverse Change Recommendation, or communications by Parent or Purchaser directly in response to an Adverse Change Recommendation or another communication by the Company or Company Board described in this clause (c) of Section 6.8. The press release announcing this Agreement and the Transactions will be jointly agreed by Parent and the Company.

Section 6.7     Takeover Laws. If any Takeover Law becomes, or purports to be, applicable to the Transactions, then the Company and the Company Board will grant such approvals and take all reasonable actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to eliminate the effect of any Takeover Law on any of the Transactions.

Section 6.8     Notification of Changes. Prior to the Effective Time, each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any change, event, occurrence, fact, circumstance, effect or other matter that (a)(i) with respect to the Company, had or would reasonably be expected to have a Material Adverse Effect and (ii) with respect to Parent or Purchaser, had or would reasonably be expected to have any material adverse effect with respect to the ability of Parent or Purchaser to consummate the Transactions, or (b) is reasonably likely to result in any of the conditions set forth in Article 7 or in Annex I not being able to be satisfied prior to the End Date; provided, however, that the delivery of any notice pursuant to this Section 6.8 will not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any party hereto; provided, further, that, so long as the party entitled to notice was not prejudiced by such failure, the failure to deliver any notice pursuant to this Section 6.8 will not be deemed to be a failure to satisfy a closing condition unless the underlying facts had caused such condition not to be satisfied.

Section 6.9     Section 16 Matters. The Company Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition of Shares (including derivative securities with respect to Shares) in the Offer and the Merger by applicable individuals.

Section 6.10     Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company will cooperate with Parent and use all reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 6.11     Rule 14d-10. Prior to the Offer Acceptance Time, the Company (acting through the compensation committee of the Company Board) will take all such steps as may be required to cause to be exempt under Rule 14d–10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into on or after the date hereof by the Company, Parent or any of their respective Affiliates with current or future directors, officers or employees of the Company and its Affiliates and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Section 6.12     Termination of ESPP. As soon as administratively practicable following the date of this Agreement, but not later than the day immediately prior to the date on which the first (1st) offering period that is regularly scheduled to commence under the ESPP after the date of this Agreement, the Company and the Company Board or the Compensation Committee of the Company Board will take all actions necessary or required under the ESPP (including, if appropriate, amending the terms of the ESPP) and Legal Requirements to (a) suspend the ESPP and the Company’s 2016 Employee Stock Purchase Plan so that no further purchase periods will commence after the date of this Agreement; (b) limit the number of participation increases during the purchase period ongoing under the ESPP as of the date of this Agreement to zero; (c) cause the purchase of shares subject to outstanding participation elections for the purchase period ongoing under the ESPP as of the date of this Agreement to take place on the business day immediately preceding the day on which the Effective Time occurs; and (d) cause the ESPP and the Company’s 2016 Employee Stock Purchase Plan to terminate as of immediately prior to the Effective Time.

Section 6.13     Termination of Company Equity Plans. The Company and the Company Board, or any applicable committee thereof, will take all actions necessary or required under the applicable plan and Legal Requirements to cause, as of immediately prior to the Effective Time, the termination of each Company Equity Plan.

Section 6.14     Termination of Certain Company Options. Prior to the Effective Time, the Company will obtain a written acknowledgement in a form satisfactory to Parent from each holder of a Company Option outstanding immediately prior to the Effective Time that has an exercise price greater than the Merger Consideration indicating that such holder agrees and acknowledges that such award will be cancelled and extinguished at the Effective Time without payment of any consideration therefor.

Section 6.15     Termination of Severance Pay Plan. The Company and the Company Board, or any applicable committee thereof, will take all actions necessary or required under the Company’s Severance Pay Plan effective January 21, 2014 (the “Plan”) and under any Legal Requirements to cause, prior to the Effective Time, the termination of the Plan.

Article 7

Conditions Precedent to The Merger

Section 7.1     Conditions. The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions, any and all of which may be waived in whole or part, to the extent permitted by applicable Legal Requirements, by writing signed by Parent and the Company:

(a)     No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger will have been issued by any Governmental Body of competent jurisdiction and remain in effect, and there will not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

(b)     Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) will have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Section 7.2     Frustration of Conditions. None of the Company, Parent or Purchaser may rely on the failure of any condition set forth in Section 7.1 or, with respect to Parent or Purchaser, in Annex I to be satisfied if such failure was caused by such party’s failure to act in good faith or use all reasonable efforts to consummate the transactions contemplated by this Agreement, as required by and subject to Section 6.1.

Article 8

Termination

Section 8.1     Termination. This Agreement may be terminated prior to the Effective Time and the Merger contemplated hereby may be abandoned by action taken or authorized by the Board of Directors, as applicable, of the terminating parties at any time prior to the Effective Time:

(a)     by mutual written consent of Parent and the Company;

(b)     by either Parent or the Company by written notice to the other if a court of competent jurisdiction or other Governmental Body has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal;

(c)     by Parent by written notice to the Company at any time prior to the Offer Acceptance Time, if whether or not permitted to do so, the Company, the Company Board or any committee thereof has made an Adverse Change Recommendation or the Company has entered into any definitive agreement or any agreement in principle, letter of intent, term sheet, option Contract or similar Contract with any third party that contemplates or requires an Acquisition Transaction (in each case other than an Acceptable Confidentiality Agreement), or (ii) a material breach of Section 5.3 has occurred;

(d)     by either Parent or the Company by written notice to the other if the Offer Acceptance Time has not occurred on or prior to the close of business on the ninetieth (90th) day after the date hereof (the “End Date”); provided, however, that a party will not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if a breach by such party of any provision of this Agreement will have proximately caused the failure of the Offer Acceptance Time to have so occurred;

(e)     by the Company by written notice to Parent at any time prior to the Offer Acceptance Time, to accept a Superior Offer and enter into the Specified Agreement relating to such Superior Offer, if (i) such Superior Offer has not resulted from any breach of Section 5.3, (ii) the Company Board, after satisfying all of the requirements set forth in Section 5.3, has authorized the Company to enter into a binding written definitive acquisition Contract providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), and (iii) the Company has paid the Termination Fee and entered into the Specified Agreement substantially concurrently with the termination of this Agreement pursuant to this Section 8.1(e);

(f)     by Parent by written notice to the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of the Company has occurred that would cause a failure of the conditions in Annex I to be satisfied, including any change, development, event, occurrence, fact, condition, circumstance or effect that would cause a failure of the condition set forth in Section 2(d) of Annex I to have occurred; provided, however, that, for purposes of this Section 8.1(f), if such a breach is curable by the Company within the earlier of the End Date and thirty (30) days following the date on which Parent gives the Company notice of such breach and the Company is continuing to use commercially reasonable efforts to cure such breach, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such breach unless such breach remains uncured upon the earlier of the End Date and the expiration of such thirty (30)-day period; or

(g)     by the Company by written notice to Parent at any time prior to the Offer Acceptance Time, if (i) a breach of any representation or warranty has had or would reasonably be expected to have a material and adverse effect on Parent’s or Purchaser’s ability to consummate the Transactions or (ii) a failure to perform in any material respect any covenant or obligation contained in this Agreement on the part of Parent has occurred; provided, however, that, for purposes of this Section 8.1(g), if such a breach is curable by Parent within the earlier of the End Date and thirty (30) days following the date on which the Company gives Parent notice of such breach and Parent is continuing to use commercially reasonable efforts to cure such breach, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such breach unless such breach remains uncured upon the earlier of the End Date and the expiration of such thirty (30)-day period.

Section 8.2     Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement will be of no further force or effect; provided, however, that (a) the final sentence of Section 5.1(a), this Section 8.2, Section 8.3 and Article 9 will survive the termination of this Agreement and will remain in full force and effect, (b) the Confidentiality Agreement will survive the termination of this Agreement and will remain in full force and effect in accordance with its terms, and (c) the termination of this Agreement will not relieve any party from any liability for any willful and intentional breach prior to the date of termination.

Section 8.3     Expenses; Termination Fee.

(a)     Except as set forth in Section 8.3(b), all fees and expenses incurred in connection with this Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Offer and the Merger are consummated.

(b)     If (i) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d) or by Parent pursuant to Section 8.1(f), (B) after the date of this Agreement and prior to the time of the termination of this Agreement an Acquisition Proposal will have been publicly made, commenced or submitted or announced and not withdrawn at least five (5) Business Days prior to termination, and (C) the Company consummates or signs a definitive agreement (which is later consummated) with respect to an Acquisition Transaction within twelve (12) months after such termination, (ii) this Agreement is terminated by Parent pursuant to Section 8.1(c), or (iii) this Agreement is terminated by the Company pursuant to Section 8.1(e), then the Company will pay to Parent , at the time specified in the immediately following sentence, a nonrefundable fee in the amount equal to the Termination Fee; provided that, solely for purposes of Section 8.3(b)(i)(C), all references to “fifteen percent (15%)” or to “eighty-five percent (85%)” in the definition of Acquisition Transaction will be deemed to be references to “fifty percent (50%).” Any Termination Fee will be paid: (1) in the case of clause (i) of the preceding sentence of this Section 8.3(b), substantially concurrently with the consummation of an Acquisition Transaction, (2) in the case of clause (ii) of the preceding sentence of this Section 8.3(b), within two (2) Business Days following termination of this Agreement, and (3) in the case of clause (iii) of the preceding sentence of this Section 8.3(b), concurrently with a termination of this Agreement under Section 8.1(e).

(c)     Any Termination Fee due under this Section 8.3 will be paid by the Company by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, the Termination Fee will be payable only once and not in duplication even though the Termination Fee may be payable under one or more provisions hereof. The Company and Parent acknowledge and agree that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.3, and, to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the Termination Fee, the Company will pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such Legal Proceeding, together with interest on the amount of the Termination Fee from the date such payment was required until the date of payment at the prime rate, as published in The Wall Street Journal on the date such payment was required to be made.

Article 9

Miscellaneous Provisions

Section 9.1     Amendment. Prior to the Effective Time, this Agreement may be amended with the mutual agreement of the Company, Parent and Purchaser at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.2     Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party will be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

Section 9.3     No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate or schedule or other document delivered pursuant to this Agreement will survive the Merger, except that any covenant or agreement contained in this Agreement that by its terms is required to be performed in whole or in part after the Effective Time will survive the Effective Time to the extent so required to be performed after the Effective Time. The parties acknowledge and agree that, from and after the Effective Time, they will not be permitted to make, and no party will have any liability or obligation with respect to, any claims for any breach of any representation or warranty set forth herein or any covenant or agreement herein that is to have been performed by another party on or prior to the Closing.

Section 9.4     Entire Agreement. This Agreement, including the Company Disclosure Schedules and each of the exhibits, schedules and other agreements referred to herein, and the Confidentiality Agreement (to the extent incorporated herein) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, by, between or among any of the parties with respect to the subject matter hereof and thereof.

Section 9.5     Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed an original and all of which will constitute one and the same instrument. At the Closing, signature pages of counterparts may be exchanged by facsimile or by electronic transmittal of scanned images thereof, in each case subject to appropriate customary confirmations in respect thereof by the signatory for the party providing a facsimile or scanned image and that party’s counsel.

Section 9.6     Governing Law; Jurisdiction. This Agreement, and any Legal Proceeding arising out of, relating to, or in connection with this Agreement, will be governed by, and construed in accordance with, the of the State of Delaware, regardless of the Legal Requirements that might otherwise govern under applicable principles of conflicts of laws thereof. In any Legal Proceeding between any of the parties arising out of or relating to this Agreement or any of the Transactions: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, if (and only if) the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware) and any appellate court therefrom; (b) irrevocably waives any objection that it may now or hereafter have to the venue of any such action, dispute or controversy in any such court or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (c) agrees that it will not bring any Legal Proceeding relating to this Agreement or the Transactions in any court other than the aforesaid courts; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.11.

Section 9.7     Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES THAT ANY LEGAL PROCEEDING WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LEGAL PROCEEDING, SEEK TO PREVENT OR DELAY ENFORCEMENT OF EITHER OF SUCH WAIVERS; (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS; (c) IT MAKES SUCH WAIVERS VOLUNTARILY; AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.7.

Section 9.8     Specific Performance; Remedies. The parties agree that, except as otherwise set forth herein, irreparable damage would occur and that the parties would not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or the Offer were revoked, withdrawn, amended, modified or supplemented prior to the Expiration Date other than in the accordance with the provisions of this Agreement. It is accordingly agreed that, except as otherwise set forth herein, the parties will be entitled to seek an injunction or injunctions to prevent breaches of this Agreement, to prevent revocation, withdrawal, modification or supplementation of the Offer prior to the Expiration Date and to enforce specifically the terms and provisions of this Agreement, the Offer and the Merger, this being in addition to any other remedy to which they are entitled at law or in equity. The Company, on the one hand, and Parent and Purchaser, on the other hand, hereby agree not to raise any objections to the availability or issuance of an injunction or injunctions, or to any other remedy a party (or parties) are entitled in equity, to prevent breaches of this Agreement by such party (or parties), to prevent revocation, withdrawal, modification or supplementation of the Offer prior to the Expiration Date and to enforce specifically the terms and provisions of this Agreement, the Offer and the Merger; provided that the foregoing will in no way limit the ability of the parties to challenge or defend the merits of any such action. Except as set forth in Section 8.3, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 9.9     Assignability. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent will be null and void, except that (a) Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any entity that is wholly-owned directly by Parent without the consent of the Company, (b) Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any entity that is wholly owned directly by Parent without the consent of the Company, provided that Parent will not be relieved of any of its obligations hereunder and (b) from and after the Effective Time, Parent and Purchaser may, without the prior written consent of the Company, assign its rights, but not its obligations, under this Agreement to any of its lenders as collateral security for obligations to such lenders, provided that each of Parent and Purchaser will remain responsible for the performance of all of its obligations hereunder.

Section 9.10     Third Party Beneficiaries. Except as set forth in Section 6.2, nothing in this Agreement, express or implied, is intended to or will confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.11     Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement will be in writing and will be deemed properly delivered and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after sent by registered mail or by courier or express delivery service, or (c) if sent by facsimile or email transmission, upon transmission which requires confirmation if transmitted by facsimile or email transmission:

if to Parent or Purchaser:

Aloha Holding Company, Inc.

Aloha Acquisition Sub, Inc.

c/o GaAs Labs, LLC
Attention: Susan Ocampo
28013 Arastradero Road
Los Altos Hills, California 94022
Facsimile: (650) 493-1143
Email: Socampo@gaaslabs.com

with a copy (which will not constitute notice) to:

Perkins Coie LLP Attention: Jason Day and Jeffrey Beuche 1900 16th Street, Suite 1400 Denver, Colorado 80202 Facsimile: (303) 291-2400 Email: jday@perkinscoie.com and jbeuche@perkinscoie.com if to the Company:

ANADIGICS, Inc. Attention: Terrence G. Gallagher, Executive Vice President and CFO 141 Mt. Bethel Road Warren, New Jersey 07059 Facsimile: (908) 791-6017 Email: tgallagher@anadigics.com with a copy (which will not constitute notice) to:

Greenbaum, Rowe, Smith & Davis LLP Attention: W. Raymond Felton P.O. Box 5600 Woodbridge, New Jersey 07095 Facsimile: (732) 476-2671 Email: rfelton@greenbaumlaw.com

Section 9.12     Severability. If any term or other provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any Legal Requirement or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transaction contemplated hereby are fulfilled to the extent possible.

Section 9.13     Construction.

(a)     For purposes of this Agreement, whenever the context requires: the singular number includes the plural, and vice versa; the masculine gender includes the feminine and neuter genders; the feminine gender includes the masculine and neuter genders; and the neuter gender includes masculine and feminine genders.

(b)     The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

(c)     As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(d)     Except as otherwise indicated, (i) all references in this Agreement to “Articles,” “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Articles or Sections of this Agreement and Exhibits, Annexes or Schedules (including, where applicable, the Company Disclosure Schedule) to this Agreement, (ii) any definition of or reference to any Contract or Legal Requirement herein will be construed as referring to such Contract or Legal Requirement as from time to time amended, supplemented or otherwise modified (except for any Contracts required to be included on the Company Disclosure Schedule), (iii) any reference herein to any Person will be construed to include such Person’s successors and permitted assigns; and (iv) the words “herein,” “hereof” and “hereunder,” and words of similar import, will be construed to refer to this Agreement in its entirety and not to any particular provision hereof.

(e)     Any reference herein or in the Company Disclosure Schedule to documents having been furnished, delivered, made available or disclosed to Purchaser, Parent or their respective Representatives, or words of similar import, will be deemed to refer to such documents as were made available and accessible to Parent and Parent’s Representatives for their review by posting to the electronic data room hosted by Intralinks on or before 10:00 a.m. (New York City time) as of two (2) Business Days immediately prior to the date hereof.

(f)     All capitalized terms not defined in the Company Disclosure Schedule will have the meanings assigned to them in this Agreement. Any disclosure set forth in the Company Disclosure Schedule will provide an exception to or otherwise qualify (i) the representations and warranties of the Company contained in the section or subsection of this Agreement corresponding by number to such disclosure and (ii) the other representations and warranties of the Company in this Agreement to the extent it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other representations and warranties (other than any matters required to be disclosed for purposes of Section 3.1, and Section 3.25, which matters may only be disclosed by specific disclosure in the respective corresponding section or subsection of the Company Disclosure Schedule). The listing of any matter on the Company Disclosure Schedule will not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Company Disclosure Schedule relating to any possible breach or violation by the Company of any Contract or Legal Requirement will be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event will the listing of any matter in the Company Disclosure Schedule be deemed or interpreted to expand the scope of the Company’s representations, warranties or covenants set forth in this Agreement.

(g)     The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ANADIGICS, INC.

By:	/s/ Ronald L Michels
	Name:	Ronald L. Michels
	Title:	Chairman & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ALOHA HOLDING COMPANY, INC.

By:	/s/ John L. Ocampo
	Name:	John L. Ocampo
	Title:	President

ALOHA ACQUISITION SUB, INC.

By:	/s/ John L. Ocampo
	Name:	John L. Ocampo
	Title:	President

 [Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A and Annex I):

“Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

“Acquired Company Returns” is defined in Section 3.16(a) of the Agreement.

“Acquired Companies” means the Company and each of its Subsidiaries, collectively.

“Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal made or submitted by Parent) relating to, or that could reasonably be expected to lead to, any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions (other than the Transactions) involving:

(a)     any merger, consolidation, business combination or similar transaction or series of transactions involving the Company (i) pursuant to which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than stockholders of the Company (as a group) immediately prior to the consummation of such transaction, would hold Shares representing more than fifteen percent (15%) of the outstanding Shares after giving effect to the consummation of such transaction or (ii) as a result of which the stockholders of the Company (as a group) immediately prior to the consummation of such transaction would hold Shares representing less than eighty five percent (85%) of the outstanding Shares after giving effect to the consummation of such transaction;

(b)     any direct or indirect sale, license, lease, transfer, exchange or other disposition, in one (1) transaction or a series of transactions of any business or tangible or intangible assets representing fifteen percent (15%) or more of the consolidated assets of the Acquired Companies (or assets that account for fifteen percent (15%) of the Acquired Companies’ consolidated income or revenue), taken as a whole;

(c)     any direct or indirect issuance, sale, or other disposition, in one (1) transaction or a series of transactions, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing fifteen (15%) or more of the outstanding shares of capital stock or voting power of any Acquired Company;

(d)     any tender offer or exchange offer that if consummated would result in or would reasonably be expected to result in any Person or group beneficially owning fifteen (15%) or more of the outstanding Shares or voting power of the Company or in which any Person or group will acquire the right to acquire beneficial ownership of fifteen (15%) or more of the outstanding Shares or voting power of the Company; or

(e)     any combination of the foregoing.

A-i

“Adverse Change Recommendation” is defined in Section 5.3(g) of the Agreement.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” means the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Balance Sheet” is defined in Section 3.7 of the Agreement.

“beneficial ownership” (and its correlative terms) will have the meaning assigned to such term in Rule 13d-3 under the Exchange Act.

“Book-Entry Shares” is defined in Section 2.6(b) of the Agreement.

“Business Day” means any day other than a Saturday, Sunday and any day on which banking institutions located in New York, New York are authorized or required by any Legal Requirement to close.

“Certificates” is defined in Section 2.6(b) of the Agreement.

“Change of Recommendation Notice” is defined in Section 5.3(h) of the Agreement.

“Closing” is defined in Section 2.3 of the Agreement.

“Closing Date” is defined in Section 2.3 of the Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the preamble to the Agreement.

“Company Associate” means any current or former employee (including any officer) and any other individual who is an independent contractor, consultant or a director, in each case, of any Acquired Company.

“Company Board” is defined in Recital C of the Agreement.

“Company Board Recommendation” is defined in Section 1.2(a) of the Agreement.

“Company Bylaws” is defined in Section 3.2(a) of the Agreement.

“Company Charter” is defined in Section 3.2(a) of the Agreement.

“Company Common Stock” means the common stock, $0.01 par value per share, of the Company.

A-ii

“Company Convertible Common Stock” means the convertible, non-voting common stock, $0.01 par value per share, of the Company.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent immediately prior to the execution of the Agreement.

“Company Employee Agreement” means each management, employment, severance, termination pay, stay-bonus, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Acquired Companies; and (b) any Company Associate, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any contractual obligation on the part of any Acquired Company to make any severance, termination, change in control or similar payment or to provide any benefit (including accelerated vesting of any award under an Employee Plan).

“Company Equity Plans” means, collectively, the Company’s 1995 Long-Term Incentive and Share Award Plan for Officers and Directors (terminated February 28, 2005); the Company’s 1997 Long Term Incentive and Share Award Plan (terminated February 28, 2005); the Amended and Restated (as of March 30, 2013) 2005 Long Term Incentive and Share Award Plan; the Company’s 2015 Long Term Incentive and Share Award Plan and the ESPP.

“Company Financial Advisor” is defined in Section 3.24 of the Agreement.

“Company Managed IP” is defined in Section 3.10(a) of the Agreement.

“Company Option” is defined in Section 2.9(a) of the Agreement.

“Company Owned IP” means all Intellectual Property Rights that are owned or purported to be owned by any of the Acquired Companies.

“Company Owned Registered IP” is defined in Section 3.10(a) of the Agreement.

“Company Preferred Stock” means the preferred stock, $0.01 par value per share, of the Company.

“Company Process Technology” is defined in Section 3.26 of the Agreement.

“Company Registered IP” is defined in Section 3.10(a) of the Agreement.

“Company Restricted Stock Unit Award” is defined in Section 2.9(b) of the Agreement.

“Company SEC Documents” is defined in Section 3.6(a) of the Agreement.

“Company Stock-Based Award” means each unvested restricted stock award, restricted stock unit award and other right, contingent or accrued, to acquire or receive shares of Company Common Stock or benefits measured by the value of such shares, and each award of any kind consisting of shares of Company Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under any Company Equity Plan, in each case other than Company Stock Options. For the avoidance of doubt, vested restricted stock awards will be Company Common Stock for the purposes of the Agreement and unvested restricted stock awards will not be Company Common Stock for the purposes of the Agreement.

A-iii

“Company Stock Options” means all options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Confidentiality Agreement” is defined in Section 5.1(a) of the Agreement.

“Conflict Minerals” means columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, tantalum, tin or tungsten or any other minerals or derivatives that the United States Secretary of State determines after the date hereof to be financing conflict in a Covered Country.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including by any Governmental Body).

“Contract” means any written contract or binding oral agreement, subcontract, lease, sublease, understanding, instrument, bond, debenture, note, mortgage, indenture, loan, credit agreement, arrangement, option, warrant, warranty, purchase order, license, sublicense, covenant not to sue or assert, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, including all amendments, supplements or modifications thereto.

“COTS Software” means commercially available “off-the-shelf” software licensed to any Acquired Company in object code form for an aggregate license fee of no more than $5,000 per year.

“Covered Countries” means the Democratic Republic of the Congo or its adjoining countries, including Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia.

“Customs Duty” means any Tax, tariff, fee, expense, processing charge or other impost imposed by any Governmental Body upon any item by reason of such item’s importation into the United States or any other country.

“Debt” means the Company’s and the other Acquired Companies’ (a) liabilities for borrowed money, whether secured or unsecured, and obligations evidenced by bonds, debentures, notes or similar debt instruments, (b) liabilities for the deferred purchase price of any property, goods or services, (c) liabilities in respect of any lease of (or other arrangements conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases, (d) obligations under derivative contracts (valued at the termination value thereof) and any interest rate protection agreements, swap agreements, collar agreements and similar hedging agreements, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (f) liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in the foregoing clauses (a) through (e) to the extent of the obligation secured, (g) all liabilities for guarantees of another Person (other than any Acquired Company) in respect of liabilities of the type set forth in the foregoing clauses (a) through (f), and (h) obligations in respect of principal, accrued interest penalties, fees and premiums in respect of the type set forth in the foregoing clauses (a) through (g).

A-iv

“DGCL” means the Delaware General Corporation Law, as amended.

“Dissenting Shares” is defined in Section 2.8 of the Agreement.

“DOJ” means the U.S. Department of Justice.

“DOL” means the U.S. Department of Labor.

“EAR” is defined in Section 3.26 of the Agreement.

“Effective Time” is defined in Section 2.3 of the Agreement.

“Employee Plan” means any retirement, pension, profit sharing, deferred compensation, stock bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights, fringe benefit or other employee benefit plan, fund, policy, program, contract, arrangement or payroll practice of any kind (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or any employment, consulting or personal services contract, whether written or oral, qualified or nonqualified, funded or unfunded, or domestic or foreign, (a) sponsored, maintained or contributed to by any Acquired Company or ERISA Affiliate (or to which any Acquired Company or ERISA Affiliate is a party) for the benefit of any current or former officer, manager, director, employee, independent contractor or agent of any Acquired Company (or any dependent or beneficiary of any such individual), or (b) with respect to which any Acquired Company has (or could have) any material obligation or liability.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, right of first offer, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” has the meaning set forth in Section 8.1(d) of the Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

A-v

“Environmental Law” means any federal, state, local or foreign Legal Requirement or Permit relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport, handling of, or exposure to, Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any corporation, partnership, limited liability company, sole proprietorship, trade, business or other Person that, together with any Acquired Company, is (or, at the relevant time, was) treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) or 4001(b)(1) of ERISA.

“ESPP” means the Company’s Employee Stock Purchase Plan, Amended and Restated (May 13, 2010).

“ESPP Purchase Right” means each right to purchase Shares under the ESPP.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Party” means any Person (other than Parent, Purchaser and their respective Affiliates) from which the Company received an Acquisition Proposal prior to 11:59:59 p.m. (New York City time) on the Go-Shop Period End Date that: (a) remains pending as of, and will not have been withdrawn prior to, 11:59:59 p.m. (New York City time) on the Go-Shop Period End Date; and (b) the Company Board reasonably determines in good faith, after consultation with the Company’s financial and legal advisors, constitutes or is likely to lead to a Superior Offer.

“Expiration Date” is defined in Section 1.1(d) of the Agreement.

“FTC” means the U.S. Federal Trade Commission.

“FTR” is defined in Section 3.26 of the Agreement.

“GAAP” is defined in Section 3.6(b) of the Agreement.

“Go-Shop Period End Date” is defined in Section 5.3(a) of the Agreement.

“Government Contract” means any Contract to which an Acquired Company is a party and that involves the supply of goods or services directly to a Governmental Body, including a subcontract at any tier or level below a prime contract.

A-vi

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator, arbitration panel or other tribunal).

“Hazardous Materials” means any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, toxic waste, toxic chemical, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, lead-based paint, petroleum or petroleum-derived substance or waste.

“Inbound License” is defined in Section 3.10(c) of the Agreement.

“Indemnified Parties” is defined in Section 6.2(a) of the Agreement.

“Initial Expiration Date” is defined in Section 1.1(d) of the Agreement.

“Intellectual Property” means any or all of the following throughout the world: (a) all inventions (whether or not patentable), improvements, trade secrets, proprietary information, know how, compositions, software, development tools, technology, techniques, procedures, methodologies, confidential information, technical data, customer or vendor lists, pricing or cost information, and business or marketing plans or proposals, and all tangible or intangible proprietary information; (b) all works of authorship (in both published and unpublished works); (c) all industrial designs; (d) all trademarks (including all common law trademarks), trade names, logos, and service marks, and all goodwill for any of the foregoing; (e) all databases and data collections; (f) all telephone numbers, internet addresses and domain names; and (g) all tangible items, documentation and media containing, describing or relating to any of the foregoing including manuals, memoranda and records wherever created throughout the world.

“Intellectual Property Rights” means and includes all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) patents, utility models, industrial rights; (b) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (c) trademark, trade name, service marks and trade name rights; (d) know-how trade secret rights; (e) other proprietary rights in Intellectual Property of every kind and nature; (f) any other similar or equivalent rights to any of the foregoing anywhere in the world; (g) all registrations, renewals, extensions, combinations, provisions, continuations and continuations-in-part thereof, and all patents, applications, registrations, documents and filings claiming priority to or serving as a basis for priority thereof, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) above; and (h) rights or obligations to use, enforce (and to collect past, present and future damages), or to refrain from enforcing any of the rights referred to in clauses (a) through (f) above.

A-vii

“International Employee Plan” means any Employee Plan that is mandated by a non-United States Governmental Body or subject to the Legal Requirements of any jurisdiction outside of the United States.

“Intervening Event” means any material development or event, or material change in circumstances, that (a) was not known or reasonably foreseeable (or the consequences of which were not known or reasonably foreseeable) by the Company Board as of the date hereof, (b) occurs or arises after the date hereof, (c) did not result from any breach or failure to perform the Company’s covenants or obligations set forth in Section 5.3 or any other provision of the Agreement, and (d) as of the applicable time of determination, is neither remote nor speculative; provided, however, that in no event will the receipt, existence or terms of any Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

“IP Licenses” is defined in Section 3.10(c) of the Agreement.

“IRS” means the U.S. Internal Revenue Service.

“ISRA” means the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq., and its implementing rules.

“ISRA Compliance” is defined in Section 5.4 of the Agreement.

“ITAR” is defined in Section 3.26 of the Agreement.

“knowledge” with respect to (a) the Company means the actual knowledge of the individuals named on Part A.1 of the Company Disclosure Schedule after reasonable inquiry of the matter in question and (b) Parent or Purchaser means with respect to any matter in question the actual knowledge of Parent’s executive officers after reasonable inquiry of the matter in question.

“Leased Real Property” is defined in Section 3.9(b) of the Agreement.

“Leased Personal Property” is defined in Section 3.9(b) of the Agreement.

“Legal Proceeding” means any action, dispute, controversy, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, directive, ruling, judgment, order, injunction, arbitration award, agency requirement, license, permit or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ).

A-viii

“Material Adverse Effect” means any change, event, condition, occurrence, fact, circumstance, effect, action or omission that, individually or in the aggregate, does or is reasonably expected to (i) result in a material adverse effect on the assets, liabilities, business, properties, financial condition, results of operations or prospects of the Acquired Companies taken as a whole, (ii) prevent, materially impede or materially delay the consummation by the Company of the Merger or the other transactions contemplated by this Agreement or (iii) result in a material impairment of the ability of Parent and its Subsidiaries to continue operating the business of the Acquired Companies after the Closing in substantially the same manner as it was operated immediately prior to the date of the Agreement; provided, however, that a Material Adverse Effect will not include any changes, events, conditions, occurrences, facts, circumstances, effects, actions or omissions (by itself or when aggregated or taken together with any and all other changes, events, conditions, occurrences, facts, circumstances, effects, actions or omissions) resulting from, attributable to or arising out of any of the following (in the case of any change, event, condition, occurrence, fact, circumstance, effect, action or omission described in any of clauses (a), (b), (d), (e), (f) or (g), except to the extent such changes, conditions, occurrences, facts, circumstances, effects, actions or omissions events disproportionately impact the Acquired Companies in any material respect relative to other companies operating in any industry or industries in which the Acquired Companies operate): (a) general conditions of the economy in the United States or any other country or region in the world (or changes in such conditions), or conditions in the global economy generally; (b) political conditions (or changes in such conditions) in the United States or any other country or region in the world or any acts of terrorism, sabotage or war (including any escalation or general worsening of any such acts of terrorism, sabotage or war) in the United States or any other country or region in the world; (c) change in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure of the Company to meet analysts’ expectations or projections of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings, or other financial performance, or results of operations for any period, in and of itself (it being understood that the changes underlying or contributing to any such failure may be considered in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent not otherwise required to be excluded under this definition); (d) any change in any Legal Requirement or other legal or regulatory condition (or the interpretation thereof) or GAAP or other accounting standards (or the interpretation thereof); (e) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including changes in interest rates in the United States or any other country, and changes in exchange rates for the currencies of any countries; (f) conditions (or changes in such conditions) generally affecting the industries in which the Acquired Companies conduct business; or (g) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, and other force majeure events in the United States or any other country or region in the world.

“Material Contract” is defined in Section 3.11(a) of the Agreement.

“Merger” is defined in Recital B of the Agreement.

“Merger Consideration” is defined in Section 2.6(a)(iii) of the Agreement.

A-ix

“Minimum Condition” is defined in Section (1) of Annex I to the Agreement.

“NASDAQ” means the NASDAQ Global Market.

“NJDEP” means the New Jersey Department of Environmental Protection.

“OFAC” means the Office of Foreign Assets Control, within the U.S. Department of Treasury.

“Offer” is defined in Recital A of the Agreement.

“Offer Acceptance Time” is defined in Section 5.3(h) of the Agreement.

“Offer Conditions” is defined in Section 1.1(b) of the Agreement.

“Offer Documents” is defined in Section 1.1(h) of the Agreement.

“Offer Price” is defined in Recital A of the Agreement.

“Offer to Purchase” is defined in Section 1.1(c) of the Agreement.

“Open Source Materials” means all software that is or is required to be distributed under an open source licensing model which requires as a condition of the license that the licensee (a) provide sublicensees with access to the source code of the licensed software and any derivative works thereof, (b) provide for further royalty-free distribution of the licensed software and any derivative works thereof by sublicensees, or (c) grant licensor or any third party a license to use any patents owned by the licensee that may be infringed by the licensor’s code and any derivative works thereof, including the GNU General Public License (GPL), GNU Library or “Lesser” General Public License (LGPL), Mozilla Public License (MPL) and Developers Open Source Public License (DOSPL).

“Outbound License” is defined in Section 3.10(c) of the Agreement.

“Parent” is defined in the preamble to the Agreement.

“Paying Agent” is defined in Section 2.7(a) of the Agreement.

“Payment Fund” is defined in Section 2.7(a) of the Agreement.

“Permit” is defined in Section 3.14 of the Agreement.

“Permitted Encumbrance” means: (a) any Encumbrance that arises out of Taxes not yet due or payable or the validity of which is being contested in good faith by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts that are not yet due or payable or the validity of which are being contested in good faith by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); and (c) any other Encumbrance incurred in the ordinary course of business that is not reasonably likely to adversely interfere in any material respect with the existing or intended use or value of the property or assets subject to such Encumbrance.

A-x

“Person” means any individual, Entity or Governmental Body.

“Plan” is defined in Section 6.15 of the Agreement.

“Pre-Closing Period” means the period from the date of the Agreement until the earlier to occur of (a) the Offer Acceptance Time or (b) the valid termination of the Agreement pursuant to Section 8.1 of the Agreement.

“Purchaser” is defined in the preamble to the Agreement.

“Registered IP” means all Intellectual Property Rights that are registered, issued, filed or applied for under the authority of any Governmental Body.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage or disposal systems.

“Representatives” means, collectively, officers, directors, managers, employees, attorneys, accountants, investment bankers, lenders, financing sources, consultants, agents, advisors and representatives.

“Schedule 14D-9” is defined in Section 1.2(b) of the Agreement.

“Schedule TO” is defined in Section 1.1(h) of the Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shares” is defined in Recital A of the Agreement.

“Specified Agreement” is defined in Section 8.1(e) of the Agreement.

“Subsidiary” means an Entity owned wholly or in part by another Person, which other Person owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least fifty percent (50%) of the outstanding equity or economic interests of such Entity.

A-xi

“Superior Offer” means an unsolicited (unless such solicitation was permitted hereunder pursuant to Section 5.3(a)), bona fide written Acquisition Proposal made by a third party after the date of the Agreement and not resulting from a breach of Section 5.3 of the Agreement, that the Company Board determines, in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, to be more favorable to the Company’s stockholders from a financial point of view than the terms of the Offer and the Merger and is reasonably capable of being completed on the terms proposed, taking into account all factors deemed relevant, and for which financing, if a cash transaction, is not a condition to the consummation of the purchase transaction and is reasonably determined to be available, by the Company Board; provided, however, that for purposes of the definition of “Superior Offer” each reference to “fifteen percent (15%)” in the definition of “Acquisition Transaction” will be deemed to be a reference to “eighty percent (80%).”

“Surviving Corporation” is defined in Recital B of the Agreement.

“Takeover Laws” means, collectively, (a) any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover Legal Requirements, and (b) Section 203 of the DGCL.

“Tax” means any tax (including any federal, state, local and foreign income tax, franchise tax, profits tax, capital gains tax, gross receipts tax, value added tax, surtax, estimated tax, employment tax, unemployment tax, payroll tax, national health insurance tax, excise tax, Code Section 59A tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, capital stock tax, severances tax, disability tax, production tax, occupancy tax, withholding tax, license tax, environmental tax or alternative or add-on minimum tax), levy, assessment, tariff, duty (including any Customs Duty), liability under any unclaimed property or escheat provision, and any charge or amount (including any fine, penalty, interest or addition and any interest in respect of such penalties, fines and additions) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Termination Fee” means an amount equal to $1,200,000.

“Transactions” means all of the transactions contemplated by this Agreement, including the Offer and the Merger.

“Unearned Performance Award” is defined in Section 2.9(c) of the Agreement.

“WARN” is defined in Section 3.17(b) of the Agreement.

A-xii

ANNEX I

CONDITIONS OF THE OFFER

Notwithstanding any other terms or provisions of the Offer or the Agreement and Plan of Merger to which this Annex I is attached (the “Agreement”), Purchaser will not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-l(c) promulgated under the Exchange Act), will not be obligated to pay for, and may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment or paid for), if:

(1)      there will not have been validly tendered (and not validly withdrawn) immediately prior to the Expiration Date that number of Shares which, when added to the Shares owned by Parent and its Subsidiaries (if any), would represent at least a majority of the Shares outstanding (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the Expiration Date, regardless of the conversion or exercise price), excluding for the purposes of this condition as Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Date) (the “Minimum Condition”);

(2)      immediately prior to the expiration of the Offer, any of the following conditions will not have been satisfied (or, to the extent permitted under this Agreement and applicable Legal Requirement, waived):

(a)      the representations and warranties of the Company set forth in the Agreement will have been accurate in all respects as of the date of the Agreement, and will be accurate in all respects at and as of the Expiration Date as if made on and as of such Expiration Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date will be measured only as of such date);

(b)     the Company will have performed or complied in all material respects with all covenants and obligations that the Company is required to comply with or to perform under the Agreement prior to the Expiration Date;

(c)     Parent will have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that the conditions in clauses (2)(a) and (2)(b) above have been satisfied;

(d)     since the date of the Agreement, there will not have occurred a Material Adverse Effect;

(e)     there will not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer or the Merger nor will any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger; and

(f)     there will not be pending any Legal Proceeding by a Governmental Body having authority over Parent, Purchaser or any Acquired Company (1) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (2) seeking to restrain or prohibit Parent’s or its Affiliates ownership or operation of the business of the Acquired Companies, or of Parent or Affiliates, or to compel Parent or any of its Affiliates to dispose of or hold separate all or any portion of the business or assets of the Acquired Companies or of Parent or its Affiliates or (3) seeking to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to exercise full rights of ownership of the Shares; or

(3)     the Agreement will not have been terminated in accordance with its terms and the Offer will not have been terminated in accordance with the terms of the Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.